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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
 For the month of October 2015

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant's name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
 (Address of principal executive offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
       Form 20-F    ☒        Form 40-F    ☐

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
       Yes    ☐                    No    ☒

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 –             .

FRESENIUS MEDICAL CARE AG & Co. KGaA

i

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014

FINANCIAL INFORMATION

Management's Discussion and Analysis

Forward-looking Statements

       This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). When used in this report, the words "outlook," "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated, and future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially positively or negatively relative to the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties' studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the projected developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

       These risks, uncertainties, assumptions, and other factors that could cause actual results to differ from our projected results include, among others, the following:

  •
  changes in governmental and commercial insurer reimbursement for our complete products and services portfolio, including the United States ("U.S.") Medicare reimbursement system for dialysis services;

  •
  the outcome of government and internal investigations as well as litigation;

  •
  risks relating to compliance with the government regulations applicable to our business including, in the U.S., the Anti-Kickback Statute, the False Claims Act, the Stark Law and the Foreign Corrupt Practices Act, the Food, Drug and Cosmetic Act and comparable regulatory regimes in many of the 120 countries in which we supply health care services and/or products;

  •
  the influence of commercial insurers and managed care organizations;

  •
  the impact of health care reforms;

  •
  product liability risks;

  •
  risks relating our ability to continue to make acquisitions;

  •
  the impact of currency fluctuations;

  •
  changes in utilization patterns for pharmaceuticals and in our costs of purchasing pharmaceuticals;

  •
  introduction of generic or new pharmaceuticals that compete with our pharmaceutical products;

  •
  changes in raw material and energy costs or the ability to procure raw materials;

  •
  collectability of our receivables primarily due to the financial stability and liquidity of our governmental and commercial payors;

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014

  •
  our ability to achieve cost savings in various health care risk management programs in which we participate or intend to participate; and

  •
  the greater size, market power and experience of certain competitors in certain geographic regions and business lines.

       Important factors that could contribute to such differences are noted in "Financial Condition and Results of Operations – Overview, legislation and growth – Overview" below, in Note 12 of the Notes to Consolidated Financial Statements (unaudited), "Commitments and Contingencies" included in this report, in Note 20 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies" included in our Annual Report on Form 20-F for the year ended December 31, 2014, and under "Risk Factors" and elsewhere in that report.

       Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

       Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies and the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are factors to be considered along with our financial statements and the discussion under "Financial Condition and Results of Operations – Results of Operations" below. There have been no significant changes during the nine months ended September 30, 2015 to the items disclosed within the critical accounting policies and estimates in Item 5, "Operating and Financial Review and Prospects – Critical Accounting Policies" in our Annual Report on Form 20-F for the year ended December 31, 2014.

Financial Condition and Results of Operations

       You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA," or the "Company") and its subsidiaries in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our Annual Report on Form 20-F for the year ended December 31, 2014. The results within this discussion and analysis are unaudited. In this report, "FMC-AG & Co. KGaA," or the "Company," "we," "us" or "our" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. The term "North America Segment" refers to our North America operating segment; the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to our Asia-Pacific operating segment, and the term "Latin America Segment" refers to our Latin America operating segment. The term "Corporate" includes certain headquarters' overhead charges, including accounting and finance, centrally managed production, asset management, quality management, procurement and research and development. The term "Constant Currency" or at "Constant Exchange Rates" means that we have translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year, as described below under "Non – US GAAP Measures for Presentation."

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014

Overview, legislation and growth

Overview

       We are the world's largest kidney dialysis company. We provide dialysis care and related services to persons who suffer from end stage renal disease ("ESRD") as well as other health care services. We describe our other health care services as "Care Coordination." Care Coordination services include coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services, non-dialysis laboratory testing services, physician services, hospitalist and intensivist services, health plan services and urgent care services, which, together with dialysis care services represent our health care services. We also develop and manufacture a full range of dialysis machines, systems and disposable products, which we sell to customers in more than 120 countries. Our dialysis business is vertically integrated, providing dialysis treatment at our own dialysis clinics and supplying these clinics with a broad range of products. In addition, we sell dialysis products to other dialysis service providers. Based on publicly reported sales and number of patients treated, our health care operations in dialysis services and dialysis products make us the world's largest kidney dialysis company. In 2014, we estimated the volume of the global dialysis market was approximately $77 billion. Dialysis patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence of kidney disease and better treatment of and survival of patients with diabetes, hypertension and other illnesses, which frequently lead to the onset of chronic kidney disease; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. The key to continued growth in revenue in our dialysis business is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth. For information regarding key indicators in Care Coordination, see "Additional Non-GAAP Measures for 2015 – New Business Metrics – Care Coordination," below.

       As a global company delivering health care and dialysis products we face the challenge of addressing the needs of a wide variety of stakeholders, such as patients, customers, payors, regulators and legislators in very different economic environments and healthcare systems. In general, government-funded programs (in some countries in coordination with private insurers) pay for certain health care items and services provided to their citizens. Not all healthcare systems provide for dialysis treatment. Therefore, the reimbursement and ancillary services utilization environment significantly influences our business.

       The majority of treatments we provide are paid for by governmental institutions. Approximately 32% of our consolidated revenues are attributable to U.S. federally-funded health care benefit programs, such as Medicare and Medicaid reimbursement, under which reimbursement rates are set by the Centers for Medicare & Medicaid Services ("CMS"). Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide. To date, while we have generally experienced stable reimbursement globally, the stability of reimbursement in the U.S. has been affected by (i) the implementation of the ESRD prospective payment system ("ESRD PPS") in the U.S. in January 2011, (ii) the U.S. federal government across the board spending cuts in payments to Medicare providers commonly referred to as "U.S. Sequestration" (iii) the reduction to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis pursuant to the American

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014

Taxpayer Relief Act of 2012 ("ATRA") and (iv) the enactment of Protecting Access to Medicare Act of 2014 ("PAMA"). Please see the broader discussion of these legislative developments below:

Significant Legislative Impacts on U.S. Reimbursement

  •
  Under Medicare Improvements for Patients and Providers Act of 2008 ("MIPPA"), for patients with Medicare coverage, all ESRD payments for dialysis treatments are made under a single bundled payment rate which provides a fixed payment rate, ESRD PPS, to encompass all goods and services provided during the dialysis treatment. MIPPA further created the ESRD quality incentive program ("QIP") which dictates that dialysis facilities that fail to achieve quality standards established by CMS could have payments reduced by up to 2 percent.

  •
  MIPPA also includes a provision for an annual adjustment to the ESRD PPS base rate based on changes in the costs of a "market basket" of certain healthcare items and services, less a productivity adjustment.

  •
  Additionally, as a result of the Budget Control Act of 2011 (BCA) and subsequent activity in Congress, a $1.2 trillion sequester (across-the-board spending cuts) in discretionary programs took effect on March 1, 2013 and is expected to continue through mid-2024. In particular, a 2% reduction to Medicare payments took effect on April 1, 2013 which continues in force. Spending cuts pursuant to U.S. Sequestration have adversely affected and will continue to adversely affect our revenues, earnings and cash flows.

  •
  In 2014, as mandated by ATRA, CMS issued a final rule for the ESRD PPS, which phased in payment reductions to account for changes in utilization of certain drugs and biologicals that are included in the ESRD PPS, which were subsequently modified by PAMA. These reductions will reduce our market basket inflation adjustment by – 1.25% in 2016 and 2017, and 1% in 2018.

Recent CMS ESRD PPS Payment Rates

       On November 6, 2014, CMS issued the final rule regarding the ESRD PPS rate for 2015. The base rate per treatment was revised from $239.02 for 2014 to $239.43 for 2015. This change reflected a wage index budget-neutrality adjustment factor of 1.001729.

       On June 26, 2015, CMS issued a proposed ruling regarding the ESRD PPS rate for 2016. Based upon the current proposal, CMS expects that large dialysis organizations will experience a 0.3% increase in payments. The proposal for the base rate per treatment is $230.20, which represents an approximate reduction of 4%, net, from the 2015 base rate. The 2016 proposal reflects a net market basket increase of 0.15% (2% less 1.25% PAMA reduction and 0.6% productivity adjustment), application of a wage index budget-neutrality adjustment factor of 1.000332 and application of a refinement budget-neutrality adjustment factor of 0.959703. However, the approximate 4% reduction is almost completely offset with CMS proposed case mix adjustments based upon their analysis of the fiscal years 2012 and 2013.

Reimbursement Expectation

       As a consequence of the pressure to decrease health care costs, government reimbursement rate increases have historically been limited and are expected to remain stable in the future. We have generally experienced stable reimbursement globally, including the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. In the future we expect to experience generally stable reimbursements for dialysis services globally. However, any significant decreases in Medicare reimbursement rates could have material adverse effects on our health care services business

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014 and, because the demand for dialysis products is affected by Medicare reimbursement, on our products business. To the extent that increases in operating costs that are affected by inflation, such as labor and supply costs, are not fully reflected in a compensating increase in reimbursement rates, our business and results of operations may be adversely affected.

New or Developing Revenue Streams

       We have applied and have been accepted to participate in CMS's new Comprehensive ESRD Care Model ("the Model"), also known as ESRD Seamless Care Organizations, or "ESCOs," for payment and care delivery that seeks to deliver better health outcomes for ESRD patients while lowering CMS's costs. ESCOs that achieve the program's minimum quality thresholds and generate reductions in CMS's cost of care above certain thresholds for the ESRD patients covered by the ESCO will receive a share of the cost savings. ESCOs that include dialysis chains with more than 200 facilities are required to share in the risk of cost increases and reimburse CMS a share of any such increases. The Model commenced on October 1, 2015 and included six of our organizations. The initial agreement period for the Model lasts for three years. CMS and ESCOs then have the option of extending this agreement for an additional two years based on the ESCO's performance.

       The Bundled Payments for Care Improvement initiative ("BPCI") is a CMS three-year pilot initiative with bundled payments for the individual services furnished to Medicare beneficiaries during a single episode of illness or course of treatment, including acute inpatient hospital services, physician services, and post-acute services. Our majority-owned subsidiary, Sound Inpatient Physicians, Inc. ("Sound") commenced participation under BPCI in April 2015 in several markets. Under the BPCI, we have the ability to receive additional payments if we are able to deliver quality care at a cost that is lower than certain established benchmarks, but also have the risk of incurring financial penalties if we are not successful in doing so. Should we fail to perform as required under the BPCI initiative and our agreement with CMS, CMS may, among other remedies, terminate our right to participate in the BPCI program, in whole or in part.

       We have entered into various arrangements which involve taking risk for the complete care of certain ESRD patients in exchange for set payments. CMS approved our application to offer Medicare Advantage ESRD Chronic Special Needs Plan ("MA-CSNP") in three states as of January 1, 2016. MA-CSNPs are Medicare health plans offered by private companies that contract with Medicare to provide patients with Medicare benefits. Membership is limited to special needs individuals with specific severe or disabling chronic conditions such as ESRD. MA-CSNPs focus on improving the coordination of care by monitoring health status, managing chronic diseases, avoiding inappropriate hospitalizations and helping beneficiaries manage their condition more effectively on the care continuum. As a MA-CSNP, we will provide services, including Care Coordination services, and receive set payments from CMS for the complete care of ESRD patients who have enrolled in our MA-CSNP. We have acquired state Health Maintenance Organization ("HMO") and Preferred Provider Organization ("PPO") insurance licenses in substantially all U.S. states that will allow for future expansion of the geographic scope of our initial health insurance operations.

       We have also entered into sub-capitation and other shared savings arrangements with certain payors to provide care to Medicare Advantage ESRD patients. Under these arrangements, a baseline per patient per month amount is established. If we provide complete care for less than the baseline, we retain the difference. If the cost of complete care exceeds the baseline, we owe the payor the difference.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014

Company Structure

       Beginning in 2015, we increased our operating segments from three to four segments to align with the way in which we currently manage our company. Our operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. Accordingly, the two reporting segments disclosed in prior years (the North America Segment and the International Segment, which was comprised of EMEA, Asia-Pacific and Latin America) have now been reclassified into four reporting segments during 2015. Our management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, our management believes that the most appropriate U.S. GAAP measures are revenue, operating income and operating income margin. We do not include income taxes as we believe this is outside the segments' control. Financing is a corporate function which our segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. Similarly, we do not allocate certain costs which relate primarily to certain headquarter overhead charges, including accounting and finance ("Corporate"), because we believe that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement related to production are centrally managed at Corporate. The Company´s global research and development is also centrally managed at Corporate. These Corporate activities do not fulfill the definition of a segment. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenues for the product transfers and their elimination are recorded as Corporate activities (See Note 15 of the Notes to Consolidated Financial Statements (unaudited) "Segment and Corporate Information" found elsewhere in this report). Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but accounted for as Corporate. Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in our consolidated results of operations.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014

Results of Operations

       The following tables summarize our financial performance and certain operating results by reporting segment and Corporate for the periods indicated. We prepared the information using a management approach, consistent with the basis and manner in which we internally disaggregate financial information to assist in making internal operating decisions and evaluating management performance. See the table below:

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
	(in millions)		(in millions)
Total net revenue
North America	$3,013	$2,710	$8,730	$7,624
EMEA	659	784	1,956	2,306
Asia-Pacific	378	387	1,107	938
Latin America	176	215	576	599
Corporate	5	17	21	44

Total	4,231	4,113	12,390	11,511

Operating income
North America	515	413	1,284	1,149
EMEA	130	151	405	447
Asia-Pacific	68	90	219	179
Latin America	(8)	28	25	66
Corporate	(91)	(92)	(268)	(250)

Total	614	590	1,665	1,591

Interest income	6	12	80	40
Interest expense	(106)	(111)	(384)	(334)
Income tax expense	(168)	(162)	(441)	(440)

Net Income	346	329	920	857
Less: Net Income attributable to noncontrolling interests	(84)	(58)	(207)	(147)

Net Income attributable to shareholders of FMC-AG & Co. KGaA	$262	$271	$713	$710

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014

Three months ended September 30, 2015 compared to three months ended September 30, 2014

Consolidated Financials

Key Indicators for Consolidated Financial Statements
	For the three months ended September 30,		Change in %
			as reported		at Constant Exchange Rates(1)
	2015	2014
Revenue in $ million	4,231	4,113	3%		9%
Net Health Care	3,402	3,197	6%		10%
Dialysis Products	829	916	(9%	)	2%
Number of dialysis treatments	11,312,347	10,893,624	4%
Same market treatment growth in %	4.9%	3.6%
Gross profit as a % of revenue	32.7%	31.3%
Selling, general and administrative costs as a % of revenue	17.5%	16.3%
Operating income in $ million	614	590	4%
Operating income margin in %	14.5%	14.3%
Delivered EBIT in $ million(2)	530	532	(0%	)
Net income attributable to shareholders of FMC-AG & Co. KGaA in $ million	262	271	(3%	)
Basic earnings per share in $	0.86	0.89	(4%	)

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

(2) For further information on Delivered EBIT, see "Additional Non-GAAP Measures for 2015 – Delivered EBIT" below.

       Total Revenue increased by 3% (9% increase at Constant Exchange Rates) to $4,231 million for the three months ended September 30, 2015 from $4,113 million in the same period of 2014 due to increases in Net Health Care revenue, partially offset by a decrease in dialysis product revenue.

       Net Health Care revenue increased by 6% to $3,402 million (10% increase at Constant Exchange Rates) for the three months ended September 30, 2015 from $3,197 million in the same period of 2014, mainly due to growth in same market treatments (5%), contributions from acquisitions (5%), and increases in organic revenue per treatment (1%), partially offset by the negative impact of exchange rate fluctuations (4%) and the effect of closed or sold clinics (1%).

       Dialysis treatments increased by 4% for the three months ended September 30, 2015 as compared to the same period in 2014. The increase is due to same market treatment growth (5%) and acquisitions (1%), partially offset by the effect of closed or sold clinics (2%).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014

       At September 30, 2015, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 3,402 dialysis clinics compared to 3,349 dialysis clinics at September 30, 2014. During the three months ended September 30, 2015, we acquired 4 dialysis clinics, opened 6 dialysis clinics and combined or closed 29 clinics. The number of patients treated in dialysis clinics that we own, operate or manage (excluding patients of dialysis clinics managed but not consolidated in the U.S.) increased by 3% to 290,250 at September 30, 2015 from 283,135 at September 30, 2014.

       Dialysis product revenue decreased by 9% (2% increase at Constant Exchange Rates) to $829 million as compared to $916 million in the same period of 2014. The increase at Constant Exchange Rates was driven by increased sales of hemodialysis solutions and concentrates, dialyzers, peritoneal dialysis products, machines and bloodlines.

       The increase in gross profit margin to 32.7% from 31.3% primarily reflects increases in the North America Segment and the Asia-Pacific Segment, partially offset by a decrease in the Latin America Segment. The increase in the North America Segment was mainly due to lower costs for health care supplies, a favorable impact from commercial payors, a positive impact from cardiovascular and endovascular services as well as decreased freight costs, partially offset by higher personnel expense related to dialysis services, generally lower gross profit margins for hospitalist and intensivist services (including the effects of acquisition integration costs for Cogent Healthcare), growth in pharmacy services at lower than average margins as well as lower sales and higher costs related to non-dialysis laboratory services. The increase in the Asia-Pacific Segment was mainly due to favorable foreign exchange effects and a beneficial impact from acquisitions, partially offset by increased costs related to furthered sales development and an adverse impact from manufacturing. The decrease in the Latin America Segment was driven by an unfavorable impact from manufacturing related cost increases due to inflation, a favorable prior year impact from the dialysis service business in Venezuela (which was divested at the beginning of the third quarter of 2015) as well as higher costs related to inflation, partially offset by favorable foreign exchange effects.

       Selling, general and administrative ("SG&A") expenses increased to $742 million in the three months ended September 30, 2015 from $671 million in the same period of 2014. SG&A expenses as a percentage of sales increased to 17.5% for the three months ended September 30, 2015 in comparison with 16.3% in the same period of 2014 due to increases in the Latin America Segment, the Asia-Pacific Segment and the North America Segment, partially offset by a decrease at Corporate. The increase in the Latin America Segment was driven by the impact of the loss from the divestment of the dialysis service business in Venezuela, higher costs due to inflation and increased bad debt expense, partially offset by favorable foreign exchange effects. The increase in the Asia-Pacific Segment was mainly due to unfavorable foreign exchange effects, increased costs related to furthered sales development and higher bad debt expense. The increase in the North America Segment is largely due to higher consulting and legal expenses as well as higher personnel expenses related to dialysis services, partially offset by a favorable impact from pharmacy services. The decrease at Corporate was largely driven by favorable foreign exchange effects and the impact on the prior year related to the closing of a manufacturing plant, partially offset by higher legal and consulting expenses related to compliance investigations we are conducting (see Note 12 of the Notes to the Consolidated Financial Statements (unaudited)). The EMEA Segment SG&A expenses as a percentage of revenue were nearly unchanged due to a gain on the sale of our European marketing rights for certain renal pharmaceuticals (See Note 2 of the Notes to the Consolidated Financial Statements (unaudited)) which was offset by unfavorable foreign exchange effects.

       Research and development ("R&D) expenses increased by 16% to $35 million for the three months ended September 30, 2015 from $30 million for the same period of 2014.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014

       Operating income increased to $614 million for the three months ended September 30, 2015 from $590 million for the same period in 2014. Operating income margin increased to 14.5% for the three months ended September 30, 2015 as compared to 14.3% for the same period in 2014 as a result of increased gross profit margin, partially offset by an increase in SG&A as a percentage of revenue.

       Delivered EBIT decreased to $530 million for the three months ended September 30, 2015 from $532 million for the same period in 2014 as a result of the operating income impacts noted above coupled with increased noncontrolling interests associated with the creation of new joint ventures and Care Coordination acquisitions in 2014.

       Interest expense decreased by 4% to $106 million for the three months ended September 30, 2015 from $111 million for the same period in 2014 due to the valuation of the embedded derivative related to the equity- neutral convertible bonds issued in September 2014 and higher debt at lower than average interest rates in the comparable period, partially offset by the favorable impact from the translation of interest expense on Euro-denominated bonds. Interest income decreased by 44% to $6 million for the three months ended September 30, 2015 as compared to $12 million for the same period in 2014 due to the valuation of the call-option on the shares related to the equity- neutral convertible bonds issued in September 2014.

       Income tax expense increased to $168 million for the three months ended September 30, 2015 from $162 million for the same period in 2014. The effective tax rate decreased to 32.8% from 32.9% for the same period of 2014 mainly driven by the impact of increased tax-free noncontrolling interest expense in the U.S. and by the unfavorable effect from the non-tax deductible loss from the sale of our dialysis service business in Venezuela.

       Net income attributable to noncontrolling interests for the three months ended September 30, 2015 increased to $84 million from $58 million for the same period of 2014 primarily driven by Care Coordination acquisitions in 2014 and dialysis services in the North America Segment.

       Net income attributable to shareholders of FMC-AG & Co. KGaA for the three months ended September 30, 2015 decreased by 3% to $262 million from $271 million for the same period in 2014 as a result of the combined effects of the items discussed above. Excluding (i)the after tax loss, $26.9 million, from the divestiture of our dialysis service business in Venezuela and (ii) the realized portion of the expected after tax gain, $4.8 million, from the sale of our European marketing rights for certain renal pharmaceuticals to our joint venture, Vifor Fresenius Medical Care Renal Pharma, in 2015, as well as (iii) the after tax loss, $6.7 million, related to the closing of a manufacturing plant in 2014, net income attributable to FMC KGaA increased by 2%.

       Basic earnings per share decreased by 4% for the three months ended September 30, 2015 to $0.86 as compared with $0.89 for the same period in 2014 primarily due to the decrease in net income attributable to shareholders of FMC-AG & Co. KGaA described above. The average weighted number of shares outstanding for the period was approximately 304.7 million in 2015 (302.7 million in 2014).

       We employed 102,591 people (full-time equivalents) as of September 30, 2015 compared to 97,327 as of September 30, 2014, an increase of 5%, primarily due to overall growth in our business and acquisitions.

       The following discussions pertain to the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment and the measures we use to manage these segments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014

North America Segment

Key Indicators and Business Metrics for North America Segment
	For the three months ended September 30,
			Change in %
	2015	2014
Total North America Segment
Revenue in $ million	3,013	2,710	11%
Net Health Care	2,794	2,498	12%
Dialysis Products	219	212	3%
Operating income in $ million	515	413	25%
Operating income margin in %	17.1%	15.2%
Delivered EBIT in $ million(1)	435	358	22%
Dialysis
Net Revenue in $ million	2,533	2,403	5%
Number of dialysis treatments	7,058,960	6,741,392	5%
Same market treatment growth in %	4.9%	3.5%
Operating income in $ million	482	396	22%
Operating income margin in %	19.1%	16.5%
Delivered EBIT in $ million(1)	413	345	20%
Care Coordination
Net Revenue in $ million	480	307	56%
Operating income in $ million	33	17	91%
Operating income margin in %	6.8%	5.6%
Delivered EBIT in $ million(1)	22	13	69%
Member Months Under Medical Cost Management(2)	57,990	4,856	1094%
Medical Cost Under Management in $ million(2)	444	42	970%
Care Coordination Patient Encounters(2)	1,232,632	689,035	79%

(1) For further information on Delivered EBIT, see "Additional Non-GAAP Measures for 2015 – Delivered EBIT" below.

(2) For further information on these metrics, please refer to the discussion below on our Care Coordination measures under "Additional Non-GAAP Measures for 2015 – New Business Metrics – Care Coordination."

       North America Segment revenue is driven by our dialysis business as well as Care Coordination. Our dialysis business comprises both products and services while Care Coordination incorporates services only. The discussion of the North America Segment is focused on our dialysis business and Care Coordination. Reporting our health care services revenue separately for our dialysis business and Care Coordination has the effect of reducing average revenue per treatment and cost per treatment compared to amounts reported in prior years. In the discussion below, average revenue per treatment and cost per treatment for the three-month period ended September 30, 2014, have been adjusted to conform to the current presentation.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014

Dialysis

Revenue

       Net Dialysis revenue increased for the three months ended September 30, 2015 by 5% to $2,533 million from $2,403 million in the same period of 2014.

       Net Dialysis care revenue increased for the three months ended September 30, 2015 by 6% to $2,314 million from $2,191 million in the same period of 2014. This increase was driven by same market treatment growth (5%) and contributions from acquisitions (1%).

       Dialysis treatments increased by 5% for the three months ended September 30, 2015 as compared to the same period in 2014 primarily due to same market treatment growth (5%). At September 30, 2015, 180,251 patients (a 3% increase over September 30, 2014) were being treated in the 2,205 dialysis clinics that we own or operate in the North America Segment, compared to 174,335 patients treated in 2,158 dialysis clinics at September 30, 2014.

       In the U.S., the average revenue per treatment was $347 for the three months ended September 30, 2015 and $342 for the same period in 2014. The increase was mainly attributable to a favorable impact from higher volume with commercial payors.

       Cost per treatment in the U.S. decreased to $272 for the three months ended September 30, 2015 from $280 in the same period of 2014. This decrease was largely driven by a favorable impact from health care supplies, partially offset by higher personnel expense and increased bad debt provisions.

       Dialysis product revenue increased by 3% to $219 million for the three months ended September 30, 2015 as compared to $212 million in the same period in 2014. This was driven by higher sales of machines, dialyzers and peritoneal dialysis products.

Operating Income

       Dialysis operating income increased to $482 million for the three months ended September 30, 2015 as compared to $396 million in the same period in 2014. Operating income margin increased to 19.1% for the three months ended September 30, 2015 from 16.5% for the same period in 2014, due to lower costs from health care supplies and a favorable impact from commercial payors, partially offset by higher personnel expense and increased consulting and legal expenses.

Delivered EBIT

       Dialysis delivered EBIT increased by 20% to $413 million for the three months ended September 30, 2015 from $345 million for the same period of 2014 mainly as the result of the impacts noted above in operating income, partially offset by increased noncontrolling interests associated with the creation of new joint ventures as well as the increased noncontrolling interest attributable to the higher earnings generated by the joint ventures.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014

Care Coordination

Revenue

       Net Care Coordination revenue increased by 56% to $480 million for the three months ended September 30, 2015 from $307 million for the same period of 2014. This increase is driven by contributions from acquisitions (33%), increases in organic revenue growth (17%) and reduction of bad debt (6%).

Operating Income

       Care Coordination operating income increased to $33 million for the three months ended September 30, 2015 from $17 million for the same period of 2014. The operating income margin increased to 6.8% for the three months ended September 30, 2015 from 5.6% mainly driven by a favorable impact from cardiovascular and endovascular specialty services, pharmacy services as well as hospitalist and intensivists services, partially offset by an unfavorable impact from laboratory services and the lower margin urgent care services.

Delivered EBIT

       Care Coordination delivered EBIT increased to $22 million for the three months ended September 30, 2015 from $13 million for the same period of 2014 mainly as the result of the impacts noted above in operating income, partially offset by increased noncontrolling interests associated with acquisitions.

Member Months Under Medical Cost Management

       Care Coordination's member months under medical cost management for the three months ended September 30, 2015 was 57,990 months as compared to 4,856 months for the same period of 2014. The increase in membership volume was attributable to the inclusion of BPCI amounts within the metric beginning in the second quarter of 2015.

Medical Cost Under Management

       Care Coordination's medical cost under management for the three months ended September 30, 2015 was $444 million as compared to $42 million for the same period of 2014. The increase in medical cost under management was attributable to the commencement and inclusion of BPCI amounts within the metric beginning in the second quarter of 2015.

Care Coordination Patient Encounters

       Care Coordination's patient encounters for the three months ended September 30, 2015 was 1,232,632 encounters and procedures as compared to 689,035 encounters and procedures for the three months ended September 30, 2014. The increase was driven by patient encounters and procedures provided by hospitalist and intensivist services, urgent care centers, patients in our Fresenius Medical Care Rx's Bone Mineral Metabolism program ("BMM program"), cardiovascular and endovascular services as well as vascular procedures.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014

EMEA Segment

Key Indicators for EMEA Segment
	For the three months ended September 30,		Change in %
			as reported		at Constant Exchange Rates(1)
	2015	2014
Revenue in $ million	659	784	(16%	)	2%
Net Health Care	309	367	(16%	)	3%
Dialysis Products	350	417	(16%	)	0%
Number of dialysis treatments	2,086,793	2,036,637	2%
Same market treatment growth in %	3.9%	4.5%
Operating income in $ million	130	151	(14%	)
Operating income margin in %	19.7%	19.2%
Delivered EBIT in $ million(2)	129	150	(14%	)

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

(2) For further information on Delivered EBIT, see "Additional Non-GAAP Measures for 2015 – Delivered EBIT" below.

Revenue

       Total revenue for the EMEA Segment decreased by 16% (2% increase at Constant Exchange Rates) to $659 million for the three months ended September 30, 2015 as compared to $784 million for the same period of 2014. Net health care service revenue for the EMEA Segment decreased during the three months ended September 30, 2015 by 16% (3% increase at Constant Exchange Rates) to $309 million from $367 million in the same period of 2014. This decrease is a result of the negative impact of exchange rate fluctuations (19%) and the effect of closed or sold clinics (3%), partially offset by same market treatment growth (4%) and contributions from acquisitions (2%). Dialysis treatments increased by 2% for the three months ended September 30, 2015 over the same period in 2014 mainly due to same market treatment growth (4%) and contributions from acquisitions (2%), partially offset by the effect of closed or sold clinics (4%). As of September 30, 2015, we had 53,887 patients (2% increase over September 30, 2014) being treated at the 648 dialysis clinics that we own, operate or manage in the EMEA Segment compared to 53,073 patients treated at 636 clinics at September 30, 2014.

       Dialysis product revenue for the three months ended September 30, 2015 decreased by 16% to $350 million compared to $417 million in the same period of 2014. Dialysis product revenue remained flat at Constant Exchange Rates.

Operating Income

       Operating income decreased to $130 million for the three months ended September 30, 2015 as compared to $151 million for the same period in 2014. Operating income margin increased to 19.7% for the three months ended September 30, 2015 from 19.2% for the same period in 2014 mainly due to a gain

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014 on the sale of our European marketing rights for certain renal pharmaceuticals (See Note 2 of the Notes to the Consolidated Financial Statements (unaudited)), decreased IT project costs, the impact from lower settlement costs, and a favorable impact from manufacturing, which was driven by savings related to materials and efficiency improvements, partially offset by unfavorable foreign exchange effects and higher costs related to compliance improvement initiatives.

Delivered EBIT

       Delivered EBIT decreased by 14% to $129 million for the three months ended September 30, 2015 as compared to $150 million for the same period in 2014 due to impacts noted above in operating income with virtually no change in noncontrolling interests.

Asia-Pacific Segment

Key Indicators for Asia-Pacific Segment
	For the three months ended September 30,		Change in %
			as reported		at Constant Exchange Rates(1)
	2015	2014
Revenue in $ million	378	387	(2%	)	9%
Net Health Care	168	183	(9%	)	4%
Dialysis Products	210	204	3%		13%
Number of dialysis treatments	960,924	921,360	4%
Same market treatment growth in %	4.2%	2.7%
Operating income in $ million	68	90	(25%	)
Operating income margin in %	17.9%	23.2%
Delivered EBIT in $ million(2)	65	88	(25%	)

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

(2) For further information on Delivered EBIT, see "Additional Non-GAAP Measures for 2015 – Delivered EBIT" below.

Revenue

       Total revenue for the Asia-Pacific Segment decreased by 2% (9% increase at Constant Exchange Rates) to $378 million for the three months ended September 30, 2015 as compared to $387 million for the same period of 2014. Net health care service revenue for the Asia-Pacific Segment decreased during the three months ended September 30, 2015 by 9% (4% increase at Constant Exchange Rates) to $168 million from $183 million in the same period of 2014. This decrease is a result of the negative effect of exchange rate fluctuations (13%) and the effect of closed or sold clinics (4%), partially offset by same market treatment growth (4%), contributions from acquisitions (2%), and increases in organic revenue per treatment (2%). Dialysis treatments increased by 4% for the three months ended September 30, 2015 over the same period in 2014 mainly due to same market treatment growth (4%) and contributions from acquisitions (1%), partially offset by the effect of closed or sold clinics (1%). As of September 30, 2015, we had 25,995 patients (a 3% increase over September 30, 2014) being treated at the 320 dialysis clinics that

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014 we own, operate or manage in the Asia-Pacific Segment compared to 25,164 patients treated at 316 clinics at September 30, 2014.

       Dialysis product revenue for the three months ended September 30, 2015 increased by 3% (13% increase at Constant Exchange Rates) to $210 million compared to $204 million in the same period of 2014. The increase at Constant Exchange Rates was driven by increased sales of dialyzers, machines, hemodialysis solutions and concentrates, bloodlines and peritoneal dialysis products.

Operating Income

       Operating income decreased by 25% to $68 million for the three months ended September 30, 2015 as compared to $90 million for the same period in 2014. Operating income margin decreased to 17.9% for the three months ended September 30, 2015 compared to 23.2% in the same period of 2014 due to unfavorable foreign exchange effects, increased costs related to furthered sales development and an adverse impact from manufacturing, partially offset by a positive impact from acquisitions and a favorable revenue rate impact in Taiwan.

Delivered EBIT

       Delivered EBIT decreased by 25% to $65 million for the three months ended September 30, 2015 as compared to $88 million for the same period in 2014 due to items noted above in operating income partially offset by increased noncontrolling interests associated with certain management contracts.

Latin America Segment

Key Indicators for Latin America Segment
	For the three months ended September 30,		Change in %
			as reported		at Constant Exchange Rates(1)
	2015	2014
Revenue in $ million	176	215	(18%	)	7%
Net Health Care	131	149	(12%	)	12%
Dialysis Products	45	66	(33%	)	(6%	)
Number of dialysis treatments	1,205,670	1,194,235	1%
Same market treatment growth in %	7.2%	3.5%
Operating income in $ million	(8)	28	(129%	)
Operating income margin in %	(4.7% )	12.9%
Delivered EBIT in $ million(2)	(8)	28	(130%	)

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

(2) For further information on Delivered EBIT, see "Additional Non-GAAP Measures for 2015 – Delivered EBIT" below.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014

Revenue

       Total revenue for the Latin America Segment decreased by 18% (7% increase at Constant Exchange Rates) to $176 million for the three months ended September 30, 2015 as compared to $215 million for the same period of 2014. Net health care service revenue for the Latin America Segment decreased by 12% (12% increase at Constant Exchange Rates) during the three months ended September 30, 2015 to $131 million as compared to $149 million in the same period of 2014. This decrease is a result of the negative effect of exchange rate fluctuations (24%) and the effect of closed or sold clinics (mainly in Venezuela) (8%), partially offset by increases in organic revenue per treatment (10%), growth in same market treatments (7%) and contributions from acquisitions (3%). Dialysis treatments increased by 1% for the three months ended September 30, 2015 over the same period in 2014 mainly due to same market treatment growth (7%) and contributions from acquisitions (2%), mostly offset by effect of closed or sold clinics (mainly in Venezuela) (8%). As of September 30, 2015, we had 30,117 patients (a 1% decrease over September 30, 2014) being treated at the 229 dialysis clinics that we own, operate or manage in the Latin America Segment compared to 30,563 patients treated at 239 clinics at September 30, 2014.

       Dialysis product revenue for the three months ended September 30, 2015 decreased by 33% (6% decrease at Constant Exchange Rates) to $45 million compared to $66 million in the same period of 2014. The 6% decrease at Constant Exchange Rates was mainly driven by service revenues related to dialysis product sales generated in the comparable period of 2014 which relate to the divested business in Venezuela.

Operating Income

       Operating income decreased by 129% to a loss of $8 million for the three months ended September 30, 2015 as compared to an income of $28 million for the same period in 2014. Operating income margin decreased to –4.7% for the three months ended September 30, 2015 from 12.9% for the same period in 2014 mainly due to the divestiture of the dialysis service business in Venezuela, higher costs related to inflation, an unfavorable impact from manufacturing due to cost increases driven by inflation and a favorable prior year impact from the dialysis service business in Venezuela, partially offset by favorable foreign exchange effects.

Delivered EBIT

       Delivered EBIT decreased by 130% to a loss of $8 million for the three months ended September 30, 2015 as compared to an income of $28 million for the same period in 2014 due to impacts noted above in operating income, partially offset by a slight decrease in noncontrolling interests.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014

Nine months ended September 30, 2015 compared to nine months ended September 30, 2014

Consolidated Financials

Key Indicators for Consolidated Financial Statements
	For the nine months ended September 30,		Change in %
			as reported		at Constant Exchange Rates(1)
	2015	2014
Revenue in $ million	12,390	11,511	8%		13%
Net Health Care	9,929	8,928	11%		15%
Dialysis Products	2,461	2,583	(5%	)	7%
Number of dialysis treatments	33,220,246	31,526,484	5%
Same market treatment growth in %	4.4%	3.7%
Gross profit as a % of revenue	31.2%	31.1%
Selling, general and administrative costs as a % of revenue	17.1%	16.7%
Operating income in $ million	1,665	1,591	5%
Operating income margin in %	13.4%	13.8%
Delivered EBIT in $ million(2)	1,458	1,444	1%
Net income attributable to shareholders of FMC-AG & Co. KGaA in $ million	713	710	0%
Basic earnings per share in $	2.34	2.35	(0%	)

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

(2) For further information on Delivered EBIT, see "Additional Non-GAAP Measures for 2015 – Delivered EBIT" below.

       Total Revenue increased by 8% (13% increase at Constant Exchange Rates) to $12,390 million for the nine months ended September 30, 2015 from $11,511 million in the same period of 2014 due to increases in Net Health Care revenue, partially offset by a decrease in dialysis product revenue.

       Net Health Care revenue increased by 11% to $9,929 million (15% increase at Constant Exchange Rates) for the nine months ended September 30, 2015 from $8,928 million in the same period of 2014, mainly due to contributions from acquisitions (9%), growth in same market treatments (4%) and increases in organic revenue per treatment (3%), partially offset by the negative impact of exchange rate fluctuations (4%) and the effect of closed or sold clinics (1%).

       Dialysis treatments increased by 5% for the nine months ended September 30, 2015 as compared to the same period in 2014. The increase is due to same market treatment growth (4%) and acquisitions (2%), partially offset by the effect of closed or sold clinics (1%).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014

       Dialysis product revenue decreased by 5% (7% increase at Constant Exchange Rates) to $2,461 million as compared to $2,583 million in the same period of 2014. The increase at Constant Exchange Rates was driven by increased sales of machines, dialyzers, hemodialysis solutions and concentrates, peritoneal dialysis products, renal pharmaceuticals, bloodlines and products for acute care treatments.

       The increase in gross profit margin to 31.2% from 31.1% primarily reflects increases in the North America Segment, Asia-Pacific Segment and the EMEA Segment, partially offset by a decrease in the Latin America Segment. The increase in the North America Segment was mainly due to lower costs for health care supplies, a favorable impact from commercial payors and a positive impact from cardiovascular and endovascular services, partially offset by generally lower gross profit margins for hospitalist and intensivist services (including the effects of acquisition integration costs for Cogent Healthcare), higher personnel expense related to dialysis services and stronger growth in pharmacy delivery services at lower than average margins. The increase in the Asia-Pacific Segment was largely due to favorable foreign exchange effects, a positive impact from acquisitions and a beneficial revenue rate impact in Taiwan. The increase in the EMEA Segment was mainly due to a positive impact from manufacturing driven by higher volumes and efficiency improvements and favorable foreign exchange effects. The decrease in the Latin America Segment was driven by an unfavorable impact from manufacturing costs due to inflation effects and higher costs related to inflation, partially offset by favorable foreign exchange effects.

       Selling, general and administrative ("SG&A") expenses increased to $2,120 million in the nine months ended September 30, 2015 from $1,922 million in the same period of 2014. SG&A expenses as a percentage of sales increased to 17.1% for the nine months of 2015 as compared to 16.7% in the same period of 2014 due to increases in the North America Segment, the Latin America Segment and the Asia-Pacific Segment, partially offset by a decrease in the EMEA Segment. The increase in the North America Segment was mainly due to higher consulting and legal expenses, increased pension costs and an unfavorable impact from all of our vascular services. The increase in the Latin America Segment was driven by the loss from the divestment of our dialysis service business in Venezuela, higher costs related to inflation and increased bad debt, partially offset by a favorable impact from acquisitions and higher reimbursement in the region. The increase in the Asia-Pacific Segment was driven by unfavorable foreign exchange effects, partially offset by a favorable impact from acquisitions. The decrease in the EMEA Segment was largely due to a gain from the sale of our European marketing rights for certain renal pharmaceuticals (See Note 2 of the Notes to the Consolidated Financial Statements (unaudited)), lower provisions related to compliance investigations we are conducting (see Note 12 of the Notes to the Consolidated Financial Statements (unaudited)), and lower IT project costs, partially offset by unfavorable foreign exchange effects.

       Research and development ("R&D) expenses increased by 10% to $100 million for the three months ended September 30, 2015 from $91 million for the same period of 2014.

       Operating income increased to $1,665 million for the nine months ended September 30, 2015 from $1,591 million for the same period in 2014. Operating income margin decreased to 13.4% for the nine months ended September 30, 2015 as compared to 13.8% for the same period in 2014 as a result of the increase in SG&A as a percentage of revenue, partially offset by an increase in gross profit margin.

       Delivered EBIT increased by 1% to $1,458 million for the nine months ended September 30, 2015 from $1,444 million for the same period in 2014 as a result of the operating income impacts noted above partially offset by increased noncontrolling interests associated with the creation of new joint ventures and Care Coordination acquisitions in 2014.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014

       Interest expense increased by 15% to $384 million for the nine months ended September 30, 2015 from $334 million for the same period in 2014 due to the valuation of the embedded derivative related to the convertible debt issued in September 2014 and an increased average debt level, partially offset by a favorable impact from the translation of interest expense on Euro-denominated bonds. Interest income increased by 99% to $80 million for the nine months ended September 30, 2015 from $40 million for the same period in 2014 mainly as a result of the valuation of the call-option on our shares related to our equity-neutral convertible bonds issued in September 2014, which fully offsets the increase in the interest expense due to the valuation of the embedded derivative noted above.

       Income tax expense increased to $441 million for the nine months ended September 30, 2015 from $440 million for the same period in 2014. The effective tax rate decreased to 32.4% from 33.9% for the same period of 2014 mainly driven by higher non-taxable noncontrolling interest expense, an unfavorable impact on the tax rate for the second quarter of 2014 due to a tax court decision against another company on a similar transaction for a tax position we took which resulted in $18 million of additional expense in the second quarter of 2014, partially offset by a favorable prior year impact of an ongoing tax audit and the negative effect from the non-tax deductible loss from the sale of the dialysis service business in Venezuela.

       Net income attributable to noncontrolling interests for the nine months ended September 30, 2015 increased to $207 million from $147 million for the same period of 2014 primarily driven by acquisitions in Care Coordination in 2014 and in dialysis services in the North America Segment.

       Net income attributable to shareholders of FMC-AG & Co. KGaA for the nine months ended September 30, 2015 increased to $713 million from $710 million for the same period in 2014 as a result of the combined effects of the items discussed above. Excluding (i)the after tax loss, $26.9 million, from the divestiture of our dialysis service business in Venezuela and (ii) the realized portion of the expected after tax gain, $4.8 million, from the sale of our European marketing rights for certain renal pharmaceuticals to our joint venture, Vifor Fresenius Medical Care Renal Pharma, in 2015, as well as (iii) the after tax loss, $6.7 million, related to the closing of a manufacturing plant in 2014, net income attributable to FMC KGaA increased by 3%.

       Basic earnings per share decreased slightly for the nine months ended September 30, 2015 to $2.34 as compared with $2.35 for the same period in 2014 primarily due to the increase in the number of shares outstanding. The average weighted number of shares outstanding for the period was approximately 304.2 million in 2015 (302.0 million in 2014).

       The following discussions pertain to the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment and the measures we use to manage these segments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014

North America Segment

Key Indicators and Business Metrics for North America Segment
	For the nine months ended September 30,
			Change in %
	2015	2014
Total North America Segment
Revenue in $ million	8,730	7,624	15%
Net Health Care	8,087	7,015	15%
Dialysis Products	643	609	6%
Operating income in $ million	1,284	1,149	12%
Operating income margin in %	14.7%	15.1%
Delivered EBIT in $ million(1)	1,085	1,008	8%
Dialysis
Net Revenue in $ million	7,348	6,980	5%
Number of dialysis treatments	20,586,228	19,733,929	4%
Same market treatment growth in %	4.1%	3.4%
Operating income in $ million	1,199	1,102	9%
Operating income margin in %	16.3%	15.8%
Delivered EBIT in $ million(1)	1,033	970	6%
Care Coordination
Net Revenue in $ million	1,382	644	114%
Operating income in $ million	85	47	80%
Operating income margin in %	6.1%	7.3%
Delivered EBIT in $ million(1)	52	38	37%
Member Months Under Medical Cost Management(2)	92,985	11,326	721%
Medical Cost Under Management in $ million(2)	815	97	741%
Care Coordination Patient Encounters(2)	3,774,941	877,437	330%

(1) For further information on Delivered EBIT, see "Additional Non-GAAP Measures for 2015 – Delivered EBIT" below.

(2) For further information on these metrics, please refer to the discussion below on our Care Coordination measures under "Additional Non-GAAP Measures for 2015 – New Business Metrics – Care Coordination."

       North America Segment revenue is driven by our dialysis business as well as Care Coordination. Our dialysis business comprises both products and services while Care Coordination incorporates services only. The discussion of the North America Segment is focused on our dialysis business and Care Coordination. Reporting our health care services revenue separately for our dialysis business and Care Coordination has the effect of reducing average revenue per treatment and cost per treatment compared to amounts reported in prior years. In the discussion below, average revenue per treatment and cost per treatment for the nine-month period ended September 30, 2014, has been adjusted to conform to the current presentation.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014

Dialysis

Revenue

       Net Dialysis revenue increased for the nine months ended September 30, 2015 by 5% to $7,348 million from $6,980 million in the same period of 2014.

       Net Dialysis care revenue increased for the nine months ended September 30, 2015 by 5% to $6,705 million from $6,371 million in the same period of 2014. This increase was driven by same market treatment growth (4%), increases in organic revenue per treatment (1%) and contributions from acquisitions (1%), partially offset by the effects of bad debt (1%).

       Dialysis treatments increased by 4% for the nine months ended September 30, 2015 as compared to the same period in 2014 mostly due to same market treatment growth (4%).

       In the U.S., the average revenue per treatment was $345 for the nine months ended September 30, 2015 and $340 for the same period in 2014. The increase was mainly attributable to a favorable impact from higher volume with commercial payors.

       Cost per treatment in the U.S. increased to $282 for the nine months ended September 30, 2015 from $280 in the same period of 2014. This increase was driven by higher personnel expense and increased bad debt provisions, partially offset by a favorable impact from health care supplies.

       Dialysis product revenue increased by 6% to $643 million for the nine months ended September 30, 2015 as compared to $609 million in the same period in 2014. This was driven by higher sales of machines and renal pharmaceuticals.

Operating Income

       Dialysis operating income increased to $1,199 million for the nine months ended September 30, 2015 as compared to $1,102 million in the same period in 2014. Operating income margin increased to 16.3% for the nine months ended September 30, 2015 from 15.8% for the same period in 2014, due to lower costs for health care supplies and a favorable impact from commercial payors, partially offset by higher personnel expense and increased consulting and legal expenses.

Delivered EBIT

       Dialysis delivered EBIT increased by 6% to $1,033 million for the nine months ended September 30, 2015 from $970 million for the same period of 2014 mainly as the result of the impacts noted above in operating income, partially offset by increased noncontrolling interests associated with the creation of new joint ventures as well as the increased noncontrolling interest attributable to the higher earnings generated by the joint ventures.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014

Care Coordination

Revenue

       Net Care Coordination revenue increased by 114% to $1,382 million for the nine months ended September 30, 2015 from $644 million for the same period of 2014. This increase is primarily driven by contributions from acquisitions (86%), increases in organic revenue growth (25%) and positive effects from bad debt (4%), partially offset by the effect of closed and sold units (1%).

Operating Income

       Care Coordination operating income increased to $85 million for the nine months ended September 30, 2015 from $47 million for the same period of 2014. The operating income margin decreased to 6.1% for the nine months ended September 30, 2015 from 7.3% mainly driven by lower margin hospitalist and intensivists services (including the effects of acquisition integration costs for Cogent Healthcare) and urgent care services (including development costs associated with our urgent care services) as well as an unfavorable impact from laboratory services, partially offset by a favorable impact from cardiovascular and endovascular specialty services as well as pharmacy services.

Delivered EBIT

       Care Coordination delivered EBIT increased by 37% to $52 million for the nine months ended September 30, 2015 from $38 million for the same period of 2014 mainly as the result of the impacts noted above in operating income, partially offset by noncontrolling interests effects associated with acquisitions.

Member Months Under Medical Cost Management

       Care Coordination's member months under medical cost management for the nine months ended September 30, 2015 was 92,985 months as compared to 11,326 months for the same period of 2014. The increase in membership volume was attributable the inclusion of BPCI amounts within the metric beginning in the second quarter of 2015.

Medical Cost Under Management

       Care Coordination's medical cost under management for the nine months ended September 30, 2015 was $815 million as compared to $97 million for the same period of 2014. The increase in medical cost under management was attributable to the inclusion of BPCI amounts within the metric beginning in the second quarter of 2015.

Care Coordination Patient Encounters

       Care Coordination's patient encounters for the nine months ended September 30, 2015 was 3,774,941 encounters and procedures as compared to 877,437 encounters and procedures for the nine months ended September 30, 2014. The increase was driven by patient encounters and procedures provided by hospitalist and intensivist services, urgent care centers, the BMM program, cardiovascular and endovascular services as well as vascular procedures.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014

EMEA Segment

Key Indicators for EMEA Segment
	For the nine months ended September 30,		Change in %
			as reported		at Constant Exchange Rates(1)
	2015	2014
Revenue in $ million	1,956	2,306	(15%	)	4%
Net Health Care	919	1,095	(16%	)	3%
Dialysis Products	1,037	1,211	(14%	)	4%
Number of dialysis treatments	6,110,036	6,001,091	2%
Same market treatment growth in %	4.2%	4.5%
Operating income in $ million	405	447	(9%	)
Operating income margin in %	20.7%	19.4%
Delivered EBIT in $ million(2)	403	445	(9%	)

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

(2) For further information on Delivered EBIT, see "Additional Non-GAAP Measures for 2015 – Delivered EBIT" below.

Revenue

       Total revenue for the EMEA Segment decreased by 15% (4% increase at Constant Exchange Rates) to $1,956 million for the nine months ended September 30, 2015 as compared to $2,306 million for the same period of 2014. Net health care service revenue for the EMEA Segment decreased during the nine months ended September 30, 2015 by 16% (3% increase at Constant Exchange Rates) to $919 million from $1,095 million in the same period of 2014. This decrease is a result of the negative impact of exchange rate fluctuations (19%) and the effect of closed or sold clinics (3%), partially offset by same market treatment growth (4%) and contributions from acquisitions (2%). Dialysis treatments increased by 2% for the nine months ended September 30, 2015 over the same period in 2014 mainly due to same market treatment growth (4%) and contributions from acquisitions (2%), partially offset by the effect of closed or sold clinics (4%).

       Dialysis product revenue for the nine months ended September 30, 2015 decreased by 14% (4% increase at Constant Exchange Rates) to $1,037 million compared to $1,211 million in the same period of 2014. The 4% increase at Constant Exchange Rates was driven by increased sales of dialyzers, products for acute care treatments, peritoneal dialysis products, hemodialysis solutions and concentrates and bloodlines, partially offset by lower sales of machines.

Operating Income

       Operating income decreased by 9% to $405 million for the nine months ended September 30, 2015 as compared to $447 million for the same period in 2014 due to unfavorable foreign currency translation effects which more than offset an increase in operating income. Operating income margin increased to

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014

20.7% for the nine months ended September 30, 2015 from 19.4% for the same period in 2014 mainly due to a gain on the sale of our European marketing rights of certain renal pharmaceuticals (See Note 2 of the Notes to the Consolidated Financial Statements (unaudited)), favorable impact from manufacturing driven by higher volumes, savings related to materials and efficiency improvements, lower provisions related to compliance investigations we are conducting (see Note 12 of the Notes to the Consolidated Financial Statements (unaudited), "Commitments and Contingencies," included in this report) and lower IT project costs.

Delivered EBIT

       Delivered EBIT decreased by 9% to $403 million for the nine months ended September 30, 2015 as compared to $445 million for the same period in 2014 primarily due to impacts noted above in operating income with virtually no change in noncontrolling interests.

Asia-Pacific Segment

Key Indicators for Asia-Pacific Segment
	For the nine months ended September 30,		Change in %
			as reported	at Constant Exchange Rates(1)
	2015	2014
Revenue in $ million	1,107	938	18%	29%
Net Health Care	496	391	27%	43%
Dialysis Products	611	547	12%	19%
Number of dialysis treatments	2,822,942	2,336,300	21%
Same market treatment growth in %	3.4%	3.4%
Operating income in $ million	219	179	22%
Operating income margin in %	19.8%	19.1%
Delivered EBIT in $ million(2)	213	175	22%

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

(2) For further information on Delivered EBIT, see "Additional Non-GAAP Measures for 2015 – Delivered EBIT" below.

Revenue

       Total revenue for the Asia-Pacific Segment increased by 18% (29% increase at Constant Exchange Rates) to $1,107 million for the nine months ended September 30, 2015 as compared to $938 million for the same period of 2014. Net health care service revenue for the Asia-Pacific Segment increased during the nine months ended September 30, 2015 by 27% (43% increase at Constant Exchange Rates) to $496 million from $391 million in the same period of 2014. This increase is a result of contributions from acquisitions (39%), same market treatment growth (3%) and increases in organic revenue per treatment (3%), partially offset by the negative effect of exchange rate fluctuations (16%) and the effect of closed or sold clinics (2%). Dialysis treatments increased by 21% for the nine months ended September 30, 2015

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014 over the same period in 2014 mainly due to contributions from acquisitions (19%) and same market treatment growth (3%), partially offset by the effect of closed or sold clinics (1%).

       Dialysis product revenue for the nine months ended September 30, 2015 increased by 12% (19% increase at Constant Exchange Rates) to $611 million compared to $547 million in the same period of 2014. The increase at Constant Exchange Rates was driven by increased sales of machines, dialyzers, hemodialysis solutions and concentrates, peritoneal dialysis products and bloodlines.

Operating Income

       Operating income increased by 22% to $219 million for the nine months ended September 30, 2015 as compared to $179 million for the same period in 2014. Operating income margin increased to 19.8% for the nine months ended September 30, 2015 from 19.1% for the same period in 2014 mainly due to a positive impact from acquisitions and a favorable revenue rate impact in Taiwan, partially offset by unfavorable foreign exchange effects.

Delivered EBIT

       Delivered EBIT increased by 22% to $213 million for the nine months ended September 30, 2015 as compared to $175 million for the same period in 2014 due to items noted above in operating income partially offset by increased noncontrolling interests associated with certain management contracts.

Latin America Segment

Key Indicators for Latin America Segment
	For the nine months ended September 30,		Change in %
			as reported		at Constant Exchange Rates(1)
	2015	2014
Revenue in $ million	576	599	(4%	)	17%
Net Health Care	427	427	0%		20%
Dialysis Products	149	172	(14%	)	9%
Number of dialysis treatments	3,701,040	3,455,164	7%
Same market treatment growth in %	6.8%	4.3%
Operating income in $ million	25	66	(62%	)
Operating income margin in %	4.4%	11.0%
Delivered EBIT in $ million(2)	25	66	(62%	)

(1) For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

(2) For further information on Delivered EBIT, see "Additional Non-GAAP Measures for 2015 – Delivered EBIT" below.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014

Revenue

       Total revenue for the Latin America Segment decreased by 4% (17% increase at Constant Exchange Rates) to $576 million for the nine months ended September 30, 2015 as compared to $599 million for the same period of 2014. Net health care service revenue for the Latin America Segment remained constant (20% increase at Constant Exchange Rates) during the nine months ended September 30, 2015 at $427 million as compared to same period of 2014. The net health care service revenue remained constant as a result of increases in organic revenue per treatment (11%), growth in same market treatments (7%) and contributions from acquisitions (5%) being fully offset by the negative effect of exchange rate fluctuations (20%) and the effect of closed or sold clinics (mainly in Venezuela) (3%). Dialysis treatments increased by 7% for the nine months ended September 30, 2015 over the same period in 2014 mainly due to same market treatment growth (7%) and contributions from acquisitions (3%), partially offset by the effect of closed or sold clinics (3%).

       Dialysis product revenue for the nine months ended September 30, 2015 decreased by 14% (9% increase at Constant Exchange Rates) to $149 million compared to $172 million in the same period of 2014. The 9% increase at Constant Exchange Rates was driven by increased sales of dialyzers, hemodialysis solutions and concentrates as well as peritoneal dialysis products.

Operating Income

       Operating income decreased by 62% to $25 million for the nine months ended September 30, 2015 as compared to $66 million for the same period in 2014. Operating income margin decreased to 4.4% for the nine months ended September 30, 2015 from 11.0% for the same period in 2014 mainly due to the divestiture of the dialysis service business in Venezuela, an unfavorable impact from manufacturing due to cost increases driven by inflation and higher costs related to inflation, partially offset by favorable foreign exchange effects and a higher reimbursement rate in the region.

Delivered EBIT

       Delivered EBIT decreased by 62% to $25 million for the nine months ended September 30, 2015 as compared to $66 million for the same period in 2014 due to the impacts noted above in operating income with virtually no change in noncontrolling interests.

Liquidity and Capital Resources

Nine months ended September 30, 2015 compared to nine months ended September 30, 2014

       Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term borrowings from third parties and related parties, as well as proceeds from the issuance of long-term debt and equity securities. We require this capital primarily to finance working capital needs, fund acquisitions and joint ventures, develop free-standing renal dialysis clinics and other health care facilities, purchase equipment for existing or new renal dialysis clinics and production sites, repay debt, pay dividends and repurchase shares (see "Net Cash Provided By (Used In) Investing Activities" and "Net Cash Provided By (Used In) Financing Activities" below).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014

       At September 30, 2015, we had cash and cash equivalents of $621 million. For information regarding utilization and availability of cash under our principal credit facility (the "Amended 2012 Credit Agreement"), see Note 6 of the Notes to Consolidated Financial Statements (unaudited), "Long-term Debt and Capital Lease Obligations – Amended Credit Agreement," included in this report.

Net Cash Provided By (Used In) Operating Activities

       In the first nine months of 2015 and 2014, we generated net cash provided by operating activities of $1,412 million and $1,274 million, respectively. Cash provided by operating activities is impacted by the profitability of our business, the development of our working capital, principally inventories, receivables and cash outflows that occur due to a number of specific items as discussed below. The increase in 2015 versus 2014 was mainly a result of the $115 million payment for the W.R. Grace bankruptcy settlement which occurred in the first quarter of 2014, a tax payment in 2014 of $103 million as a result of a tax audit in Germany for fiscal years 2002 through 2005, which had been previously provided for, and in 2015 a $51 million cash income tax refund related to a tax settlement and the positive impact of other working capital items, excluding increased inventory levels.

       The profitability of our business depends significantly on reimbursement rates. Approximately 80% of our revenues are generated by providing health care services, a major portion of which is reimbursed by either public health care organizations or private insurers. For the nine months ended September 30, 2015, approximately 32% of our consolidated revenues were attributable to U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. While we have generally experienced stable reimbursement globally, including the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries, the stability of reimbursement in the U.S. has been affected by (i) the implementation of the ESRD PPS in the U.S. in January 2011, (ii) the U.S. Sequestration cuts, (iii) commencing January 1, 2014, the reductions to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis and (iv) the enactment of PAMA (see "Financial Condition and Results of Operations – Overview, legislation and growth" above). In the future, we expect to experience generally stable reimbursements for dialysis services globally.

       Our working capital, which is defined as current assets less current liabilities, was $2,825 million at September 30, 2015 which decreased from $3,247 million at December 31, 2014. The change is primarily the result of the reclassification of our euro-denominated senior notes as these notes mature during the third quarter of 2016, decreased prepaid expenses and other current assets, increased accrued expenses and other current liabilities, increased accounts payable to related parties and increased short-term borrowings from related parties, partially offset by increased inventories due to a planned build-up of health care supplies and trade accounts receivable. Our ratio of current assets to current liabilities was 1.72 and 1.93 at September 30, 2015 and December 31, 2014, respectively.

       We intend to continue to address our current cash and financing requirements using cash provided by operating activities, our existing and future credit agreements, and the issuance of debt securities. In addition, when funds are required for acquisitions or to meet other needs, we expect to successfully complete long-term financing arrangements, such as the issuance of senior notes, see "Net Cash Provided By (Used In) Financing Activities" below. We aim to preserve financial resources with a minimum of $300 to $500 million of committed and unutilized credit facilities.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014

       Cash provided by operating activities depends on the collection of accounts receivable. Commercial customers and governments generally have different payment cycles. A lengthening of their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties in enforcing and collecting accounts receivable under some countries' legal systems and due to the economic conditions in some countries. Accounts receivable balances, net of valuation allowances, represented Days Sales Outstanding ("DSO") of 71 at September 30, 2015, a decrease as compared to 72 at December 31, 2014.

       DSO by segment is calculated by dividing the segment's accounts receivable, as converted to U.S. dollars using the average exchange rate for the period presented, less any value added tax included in the receivables, by the average daily sales for the last twelve months of that segment, as converted to U.S. dollars using the average exchange rate for the period. Receivables and sales are adjusted for amounts related to significant acquisitions made during the periods presented. The development of DSO by reporting segment is shown in the table below:

	September 30, 2015	December 31, 2014
North America days sales outstanding	52	50

EMEA days sales outstanding	112	104

Asia-Pacific days sales outstanding	111	124

Latin America days sales outstanding	132	128

FMC-AG & Co. KGaA average days sales outstanding	71	72

       The DSO increase in North America Segment is due to changes in legal names of certain subsidiary entities requiring the application for new billing numbers causing payment delays. The DSO increase in the EMEA Segment's DSO reflects increased sales in the region and the timing of payments. The Asia-Pacific Segment's DSO decrease reflects an improvement of payment collections in China and the takeover of a distributor. The Latin America Segment's DSO increase reflects increased sales in the region coupled with periodic delays in payment collections.

       Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivable will be collectible.

       We are subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of the audits. We are contesting, including appealing, certain of these unfavorable determinations. If our objections and any final audit appeals are unsuccessful, we could be required to make additional tax payments, including payments to state tax authorities reflecting the adjustments made in our federal tax returns in the U.S. With respect to other potential adjustments and disallowances of tax matters currently under review, we do not anticipate that an unfavorable ruling could have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014

Net Cash Provided By (Used In) Investing Activities

       We used net cash of $759 million and $1,684 million in investing activities in the nine months ended September 30, 2015 and 2014, respectively.

       Capital expenditures for property, plant and equipment, net of proceeds from sales of property, plant and equipment were $636 million and $639 million in the first nine months of 2015 and 2014, respectively. In the first nine months of 2015, capital expenditures were $328 million in the North America Segment, $179 million at Corporate, $81 million for the EMEA Segment, $25 million for the Asia-Pacific Segment and $23 million for the Latin America Segment. Capital expenditures in the first nine months of 2014 were $296 million in the North America Segment, $196 million at Corporate, $108 million for the EMEA Segment, $21 million for the Asia-Pacific Segment and $18 million for the Latin America Segment. The majority of our capital expenditures were used for maintaining existing clinics, equipping new clinics, maintenance and expansion of production facilities, primarily in the North America Segment, Germany and France and capitalization of machines provided to our customers. Capital expenditures were approximately 5% of total revenue in the first nine months of 2015 as compared to 6% for the same period in 2014.

       In addition to the capital expenditures discussed above, we invested approximately $166 million cash in the first nine months of 2015, approximately $99 million in the North America Segment, $37 million in the EMEA Segment, $21 million at Corporate, $8 million in the Asia-Pacific Segment and $1 in the Latin America Segment. Additionally, during the nine months ended 2015, we received $42 million from divestitures, primarily driven by a $21 million repayment of an unsecured loan provided to an equity method investee in 2014, $10 million related to the sale of our European marketing rights for certain renal pharmaceuticals (See Note 2 of the Notes to the Consolidated Financial Statements (unaudited)) as well as $9 million from the sale of our plasma collection device manufacturing business to Fresenius Kabi USA, Inc. In the first nine months of 2014, we invested approximately $1,049 million cash, $880 million in the North America Segment, $86 million in the Asia-Pacific Segment, $44 million in the EMEA Segment and $38 million in the Latin America Segment and $1 million in Corporate. The investment in the North America Segment was mainly driven by the $564 million investment to acquire the majority interest in Sound Inpatient Physicians, Inc., available-for-sale financial assets, deferred acquisition payments related to an equity method investee, notes receivables related to an equity method investee and other acquisitions. The investments made in the EMEA Segment and the Asia-Pacific Segment largely relate to acquisitions of dialysis clinics and deferred acquisition payments related to an equity method investee. The investment in the Latin America Segment largely relates to the acquisition of dialysis clinics.

       We anticipate capital expenditures of approximately $1.0 billion and expect to make acquisitions of approximately $0.3 billion in 2015. See "Outlook" below.

Net Cash Provided By (Used In) Financing Activities

       Net cash used in financing activities was $634 million in the first nine months of 2015 compared to net cash provided by financing activities of $308 million in the first nine months of 2014.

       In the nine-month period ended September 30, 2015, cash was mainly used for repayments of long-term debt, the payment of dividends, repayments of short-term borrowings, distributions to noncontrolling interests and a reduction in the Accounts Receivable facility, partially offset by proceeds from short-term borrowings, proceeds from the exercise of stock options and proceeds from short-term

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014 borrowings from related parties. In the first nine months of 2014, cash was mainly provided by proceeds from long-term debt and short-term borrowings including drawing under the revolving credit facility and the issuance of equity-neutral convertible bonds, contributions from noncontrolling interests and proceeds from the exercise of stock options, partially offset by the repayment for the European Investment Bank ("EIB") Agreements, repayment of portions of long-term debt and short-term borrowings, a reduction in the Accounts Receivable facility, payment of dividends as well as distributions to noncontrolling interests.

       On May 20, 2015, we paid a dividend with respect to 2014 of €0.78 per share (for 2013 paid in 2014 €0.77). The total dividend payment was €237 million ($263 million) as compared with €232 million ($318 million) in the prior year.

Non-U.S. GAAP Measures for Presentation

Constant Currency

       Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure at Constant Exchange Rates or Constant Currency in our filings to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. Once we translate the local currency revenues for the Constant Currency, we then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage at Constant Currency.

       We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure Constant Currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company's revenue from period to period. However, we also believe that the usefulness of data on Constant Currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We therefore limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Non-U.S. GAAP Measures

EBITDA

       EBITDA (earnings before interest, tax, depreciation and amortization expenses) was approximately $2,202 million, 17.8% of revenues for the nine-month period ended September 30, 2015, and $2,105 million, 18.3% of revenues for the same period of 2014. EBITDA is the basis for determining

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014 compliance with certain covenants contained in our Amended 2012 Credit Agreement, euro-denominated notes and the indentures relating to our senior notes. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management's discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to cash flow provided by (used in) operating activities, which we believe to be the most directly comparable U.S. GAAP financial measure, is calculated as follows:

Reconciliation of EBITDA to net cash provided by (used in) operating activities

	For the nine months ended September 30,
	2015	2014
	(in millions)
Total EBITDA	$2,202	$2,105
Interest expense (net of interest income)	(304)	(294)
Income tax expense	(441)	(440)
Change in deferred taxes, net	(103)	2
Changes in operating assets and liabilities	69	(131)
Stock compensation expense	6	4
Other items, net	(17)	28

Net cash provided by (used in) operating activities	$1,412	$1,274

Cash flow measures

       Our consolidated statement of cash flows indicates how we generated and used cash and cash equivalents. When used in conjunction with the other primary financial statements, it provides information that helps us evaluate the changes in our net assets and our financial structure (including our liquidity and solvency). The net cash provided by (used in) operating activities is used to assess whether our business can generate the cash required to make replacement and expansion investments. Net cash provided by (used in) operating activities is impacted by the profitability of our business and development of working capital, principally receivables. The financial key performance indicator of net cash provided by (used in) operating activities in percentage of revenue shows the percentage of our revenue that is available in terms of financial resources.

       Free cash flow is the cash flow provided by (used in) operating activities after capital expenditures for property, plant and equipment but before acquisitions and investments. The key performance indicator used by management is free cash flow in percentage of revenue. This represents the percentage of revenue that is available for acquisitions, dividends to shareholders, or the reduction of debt financing.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014

       The following table shows the significant cash flow key performance indicators for the nine months ended September 30, 2015 and 2014:

	For the nine months ended September 30,
	2015	2014
	(in millions)
Revenue	$12,390	$11,511

Net cash provided by (used in) operating activities	1,412	1,274
Capital expenditures	(647)	(646)
Proceeds from sale of property, plant and equipment	11	7

Capital expenditures, net	$(636)	$(639)

Free cash flow	776	635
Net cash provided by (used in) operating activities as a % of revenue	11.4%	11.1%
Free cash flow as a % of revenue	6.3%	5.5%

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014

Additional Non-GAAP Measures for 2015

Delivered EBIT

       As a result of the increase of noncontrolling interest holders in our operations, we believe a measure that is meaningful to investors is operating income less noncontrolling interests ("Delivered EBIT"). Delivered EBIT approximates the operating income attributable to the shareholders of FMC-AG & Co. KGaA. Below is a table showing the reconciliation of Delivered EBIT to Operating Income for each of our reporting segments:

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
	(in millions, unaudited)		(in millions, unaudited)
Delivered EBIT reconciliation
Total
Operating income (EBIT)	$614	$590	$1,665	$1,591
less noncontrolling interests	(84)	(58)	(207)	(147)

Delivered EBIT	530	532	1,458	1,444
North America
Operating income (EBIT)	515	413	1,284	1,149
less noncontrolling interests	(80)	(55)	(199)	(141)

Delivered EBIT	435	358	1,085	1,008
Dialysis
Operating income (EBIT)	482	396	1,199	1,102
less noncontrolling interests	(69)	(51)	(166)	(132)

Delivered EBIT	413	345	1,033	970
Care Coordination
Operating income (EBIT)	33	17	85	47
less noncontrolling interests	(11)	(4)	(33)	(9)

Delivered EBIT	22	13	52	38
EMEA
Operating income (EBIT)	130	151	405	447
less noncontrolling interests	(1)	(1)	(2)	(2)

Delivered EBIT	129	150	403	445
Asia-Pacific
Operating income (EBIT)	68	90	219	179
less noncontrolling interests	(3)	(2)	(6)	(4)

Delivered EBIT	65	88	213	175
Latin America
Operating income (EBIT)	(8)	28	25	66
less noncontrolling interests	-	-	-	-

Delivered EBIT	$(8)	$28	$25	$66

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014

New Business Metrics

Care Coordination

       The measures for our North America Segment discussed below include current and future programs that we will be participating in and are or will be reflected in the discussion of our business within the North America Segment. Currently, only the BPCI, sub-capitation and other shared savings programs are included within the Member Months and Medical Cost Under Management calculations below. In the future we expect the various other programs will be included in the following metrics as information on reimbursements becomes available, specifically for MA-CSNPs and ESCO programs. These metrics may be developed further in future periods. Note that due to the time required by CMS to review the data we provide related to our participation in the BPCI program, estimates have been used in order to report these metrics timely.

Member Months Under Medical Cost Management

       Member months under medical cost management is calculated by multiplying the number of members who are included in value and risk-based reimbursement programs, such as Medicare Advantage plans or other value-based programs in the U.S., by the corresponding number of months these members participate in those programs ("Member Months"). In the aforementioned programs, we are assuming the risk of generating savings. The financial results will be recorded in earnings as our performance is determined. The membership offerings within Care Coordination are sub-capitation arrangements, MA-CSNPs, ESCO and BPCI programs as well as other shared savings programs. An increase in patient membership may indicate future earnings or losses as our performance is determined through these managed care programs.

Medical Cost Under Management

       Medical cost under management represents the management of medical costs associated with our patient membership in value and risk-based programs. For ESCOs, BPCI and other shared savings programs, this is calculated by multiplying the Member Months in each program by the benchmark of expected medical cost per member per month. The sub-capitation and MA-CSNPs calculation multiplies the premium per member of the program per month by the number of Member Months associated with the plan, as noted above.

Care Coordination Patient Encounters

       Care Coordination patient encounters represents the total patient encounters and procedures conducted by certain of our Care Coordination activities. Specifically, Care Coordination patient encounters is the sum of all encounters and procedures completed during the period by Sound, MedSpring Urgent Care ("MedSpring"), Fresenius Vascular Care, and National Cardiovascular Partners ("NCP") as well as patients in our BMM program.

Balance Sheet Structure

       Total assets as of September 30, 2015 decreased to $25,414 million from $25,447 million as compared to December 31, 2014. Current assets as a percent of total assets increased to 27% at September 30, 2015

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014 as compared to 26% at December 31, 2014. The equity ratio, the ratio of our equity divided by total liabilities and shareholders' equity, increased to 40% at September 30, 2015 as compared to 39% at December 31, 2014.

Outlook

       Below is a table showing our growth outlook for 2015. The outlook for 2015 and the growth rates indicated for 2016 are based on exchange rates prevailing at the beginning of 2015:

Targets 2015
Revenue	growth 5 – 7%
Operating income	moderate growth
Net income growth (1)	growth 0 – 5%
Basic earnings per share growth (1)	based on development of net income
Capital Expenditures	~ $1.0 billion
Acquisitions and investments	~ $0.3 billion
Net cash provided by (used in) operating activities in % of revenue	> 10%
Free cash flow in % of revenue	> 4%
Debt/EBITDA Ratio	~ 3.0
Employees (2)	> 105,000
Research and development expenses	~ $140 million

(1) Net income attributable to shareholders of FMC AG & Co. KGaA

(2) Full-time equivalents

       The second half of 2015 has been and will continue to be affected by two transactions: (i) the divestiture of our dialysis service business in Venezuela, given the difficult economic environment within the country. We incurred a non-tax deductible loss of $26 million from this sale; and (ii) the sale of our European marketing rights for certain renal pharmaceuticals to Vifor Fresenius Medical Care Renal Pharma generated a gain, which reduced the Venezuela loss. The sale of these marketing rights is being recognized as they are transferred at the country level. Therefore, we anticipate additional gains will be realized in the fourth quarter of 2015 consistent with our guidance. The effects of both these transactions are considered in the Outlook above.

       For the 2016 projections, we expect revenue to increase 7 – 10%. Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA is expected to grow by 15 – 20%.

Recently Implemented Accounting Pronouncements

       On January 23, 2014, FASB issued Accounting Standards Update 2014-05 ("ASU 2014-05") Service Concession Arrangements (Topic 853). ASU 2014-05's objective is to specify that an operating entity should

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014 not account for a service concession arrangement that is within the scope of ASU 2014-05 as a lease. The update is effective for fiscal years and interim periods within those years beginning on or after December 15, 2014. We adopted ASU 2014-05 as of January 1, 2015. ASU 2014-05 does not have a material impact on the Company and its Consolidated Financial Statements.

       On April 10, 2014 FASB issued Accounting Standards Update 2014-08 ("ASU 2014-08") Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360), Reporting discontinued Operations and Disclosures of Disposals of Components of an Entity. ASU 2014-08's objective is to reduce the complexity and difficulty in applying guidance for discontinued operations. ASU 2014-08's main focus is to limit the presentation to disposals representing a strategic shift that has a major effect on operations or financial results. The update is effective for fiscal years and interim periods within those years beginning on or after December 15, 2014. We adopted ASU 2014-08 as of January 1, 2015. ASU 2014-08 does not have material impact on our Consolidated Financial Statements.

       On June 12, 2014, FASB issued Accounting Standards Update 2014-11 ("ASU 2014-11"), Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures, which aligns the accounting for repurchase-to-maturity transactions and repurchase financing arrangements with the accounting for other typical repurchase agreements, i.e. these transactions will be accounted for as secured borrowings. ASU 2014-11 also requires additional disclosures about repurchase agreements and other similar transactions. The update is effective for fiscal years and interim periods within those years beginning on or after December 15, 2014. We adopted ASU 2014-11 as of January 1, 2015. ASU 2014-11 does not have a material impact on the Company and its Consolidated Financial Statements.

Recent Accounting Pronouncements Not Yet Adopted

       On May 28, 2014, the FASB issued Accounting Standards Update 2014-09 ("ASU 2014-09"), Revenue from Contracts with Customers, Topic 606. Simultaneously, the IASB published its equivalent revenue standard, "IFRS 15," Revenue from Contracts with Customers. The standards are the result of a convergence project between FASB and the IASB. This update specifies how and when companies reporting under U.S. GAAP will recognize revenue as well as providing users of financial statements with more informative and relevant disclosures. ASU 2014-09 supersedes some guidance included in topic 605, Revenue Recognition, some guidance within the scope of Topic 360, Property, Plant, and Equipment, and some guidance within the scope of Topic 350, Intangibles – Goodwill and Other. This ASU applies to nearly all contracts with customers, unless those contracts are within the scope of other standards (for example, lease contracts or insurance contracts). With the issuance of Accounting Standards Update 2015-14 ("ASU 2015-14"), Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date on August 12, 2015, the effective date of ASU 2014-09 for public business entities, among others, was deferred from fiscal years and interim periods within those years beginning on or after December 15, 2016 to fiscal years and interim periods within those years beginning on or after December 15, 2017. Earlier adoption is not permitted. We are currently evaluating the impact of ASU 2014-09, in conjunction with ASU 2015-14, on our Consolidated Financial Statements.

       On February 18, 2015, FASB issued Accounting Standards Update 2015-02 ("ASU 2015-02"), Consolidation (Topic 810): Amendments to the Consolidation Analysis, which focuses on clarifying guidance related to the evaluation of various types of legal entities such as limited partnerships, limited liability corporations and certain security transactions for consolidation. The update is effective for fiscal years beginning after December 15, 2015, and for interim periods within fiscal years beginning after December 15, 2015. We are currently evaluating the impact of ASU 2015-02 on our Consolidated Financial Statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations
for the three and nine months ended September 30, 2015 and 2014

       On April 7, 2015, FASB issued Accounting Standards Update 2015-03 ("ASU 2015-03"), Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that liability, consistent with debt discounts. This update is effective for fiscal years beginning after December 15, 2015, and for interim periods within fiscal years beginning after December 15, 2015. Earlier adoption is permitted. We will implement this ASU as of December 31, 2015. ASU 2015-03 does not have a material impact on our Consolidated Financial Statements.

       On April 15, 2015, FASB issued Accounting Standards Update 2015-05 ("ASU 2015-05"), Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer's Accounting for Fees Paid in a Cloud Computing Arrangement, which assists entities in evaluating the accounting for fees paid by a customer in a cloud computing arrangement, depending upon the inclusion or exclusion of software licenses. This update is effective for fiscal years beginning after December 15, 2015, and for interim periods within fiscal years beginning after December 15, 2015. We are currently evaluating the impact of ASU 2015-05 on our Consolidated Financial Statements.

       On July 22, 2015, FASB issued Accounting Standards Update 2015-11 ("ASU 2015-11"), Inventory (Topic 330): Simplifying the Measurement of Inventory. ASU 2015-11 applies to companies other than those that measure inventory using last-in, first-out (LIFO) or the retail inventory method. This update requires applicable companies to measure inventory at the lower of cost and net realizable value. This update is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years, with earlier adoption permitted. We will implement this ASU as of December 31, 2015. ASU 2015-11 does not have a material impact on our Consolidated Financial Statements.

       On September 25, 2015, FASB issued Accounting Standards Update 2015-16 ("ASU 2015-16"), Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. ASU 2015-16 requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The update also requires that the acquirer separately disclose the portion of the amount recorded in current period earnings that would have been recorded in previous periods as a result of an adjustment to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The update is effective for fiscal years and interim periods within those years beginning on or after December 15, 2015. We are currently evaluating the impact of ASU 2015-16 on our Consolidated Financial Statements."

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial Statements

Consolidated Statements of Income

(unaudited)

(in thousands, except share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
Net revenue:
Health Care	$3,506,487	$3,276,629	$10,249,419	$9,135,597
Less: Patient service bad debt provision	104,248	79,871	319,978	207,823

Net Health Care	3,402,239	3,196,758	9,929,441	8,927,774
Dialysis Products	829,112	916,004	2,460,573	2,583,382

	4,231,351	4,112,762	12,390,014	11,511,156
Costs of revenue:
Health Care	2,458,449	2,393,333	7,355,881	6,712,355
Dialysis Products	391,140	431,341	1,171,054	1,217,163

	2,849,589	2,824,674	8,526,935	7,929,518
Gross profit	1,381,762	1,288,088	3,863,079	3,581,638
Operating (income) expenses:
Selling, general and administrative	742,330	671,381	2,119,864	1,921,525
Research and development	34,939	30,234	100,360	90,963
Income from equity method investees	(9,037)	(3,451)	(22,038)	(21,942)

Operating income	613,530	589,924	1,664,893	1,591,092
Other (income) expense:
Interest income	(6,490)	(11,616)	(79,599)	(39,930)
Interest expense	105,935	110,719	383,110	333,700

Income before income taxes	514,085	490,821	1,361,382	1,297,322
Income tax expense	168,434	161,719	441,667	440,294

Net income	345,651	329,102	919,715	857,028
Less: Net income attributable to noncontrolling interests	83,331	58,259	207,079	147,081

Net income attributable to shareholders of FMC-AG & Co. KGaA	$262,320	$270,843	$712,636	$709,947

Basic earnings per share	$0.86	$0.89	$2.34	$2.35

Fully diluted earnings per share	$0.86	$0.89	$2.34	$2.35

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Comprehensive Income

(unaudited)

(in thousands, except share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
Net Income	$345,651	$329,102	$919,715	$857,028

Gain (loss) related to cash flow hedges	15,633	4,574	43,571	18,604
Actuarial gain (loss) on defined benefit pension plans	8,660	4,250	25,995	12,959
Gain (loss) related to foreign currency translation	(142,313)	(197,392)	(250,948)	(206,678)
Income tax (expense) benefit related to components of other comprehensive income	(7,494)	(2,582)	(22,160)	(9,743)

Other comprehensive income (loss), net of tax	(125,514)	(191,150)	(203,542)	(184,858)

Total comprehensive income	$220,137	$137,952	$716,173	$672,170
Comprehensive income attributable to noncontrolling interests	82,726	54,431	203,387	143,502

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$137,411	$83,521	$512,786	$528,668

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets

(in thousands, except share data)

	September 30, 2015	December 31, 2014
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$621,377	$633,855
Trade accounts receivable less allowance for doubtful accounts of $485,100 in 2015 and $418,508 in 2014	3,290,070	3,203,655
Accounts receivable from related parties	173,765	193,225
Inventories	1,320,285	1,115,554
Prepaid expenses and other current assets	1,111,990	1,333,067
Deferred taxes	242,169	245,354

Total current assets	6,759,656	6,724,710
Property, plant and equipment, net	3,333,431	3,290,180
Intangible assets	841,624	869,411
Goodwill	13,037,417	13,082,180
Deferred taxes	143,818	141,052
Investment in equity method investees	667,699	676,822
Other assets and notes receivables	630,578	662,746

Total assets	$25,414,223	$25,447,101

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$582,676	$573,184
Accounts payable to related parties	200,334	140,731
Accrued expenses and other current liabilities	2,306,438	2,197,245
Short-term borrowings and other financial liabilities	100,919	132,693
Short-term borrowings from related parties	64,305	5,357
Current portion of long-term debt and capital lease obligations	576,622	313,607
Income tax payable	69,012	79,687
Deferred taxes	34,671	34,787

Total current liabilities	3,934,977	3,477,291
Long-term debt and capital lease obligations, less current portion	8,350,866	9,080,277
Other liabilities	444,507	411,976
Pension liabilities	619,830	642,318
Income tax payable	155,692	177,601
Deferred taxes	705,609	804,609

Total liabilities	14,211,481	14,594,072
Noncontrolling interests subject to put provisions and other temporary equity	960,096	824,658
Shareholders' equity:
Ordinary shares, no par value, €1.00 nominal value, 392,462,972 shares authorized, 312,379,915 issued and 304,830,964 outstanding	386,633	385,215
Treasury stock, at cost	(505,014)	(505,014)
Additional paid-in capital	3,480,515	3,546,075
Retained earnings	7,554,172	7,104,780
Accumulated other comprehensive income (loss)	(1,287,593)	(1,087,743)

Total FMC-AG & Co. KGaA shareholders' equity	9,628,713	9,443,313
Noncontrolling interests not subject to put provisions	613,933	585,058
Total equity	10,242,646	10,028,371

Total liabilities and equity	$25,414,223	$25,447,101

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Cash Flows

(unaudited, in thousands)

	For the nine months ended September 30,
	2015	2014
Operating Activities:
Net income	$919,715	$857,028
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	536,652	513,487
Change in deferred taxes, net	(103,203)	1,657
(Gain) loss on sale of fixed assets and investments	(5,177)	3,273
Compensation expense related to stock options	5,902	3,804
Investments in equity method investees, net	(10,722)	25,193
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(273,337)	(102,147)
Inventories	(265,595)	(132,705)
Prepaid expenses, other current and non-current assets	284,717	117,957
Accounts receivable from related parties	31,244	(98,944)
Accounts payable to related parties	70,428	117,115
Accounts payable, accrued expenses and other current and non-current liabilities	247,618	51,646
Income tax payable	(26,518)	(83,544)

Net cash provided by (used in) operating activities	1,411,724	1,273,820

Investing Activities:
Purchases of property, plant and equipment	(647,350)	(646,371)
Proceeds from sale of property, plant and equipment	11,167	7,632
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(165,694)	(1,048,711)
Proceeds from divestitures	42,513	3,661

Net cash provided by (used in) investing activities	(759,364)	(1,683,789)

Financing Activities:
Proceeds from short-term borrowings	211,027	170,479
Repayments of short-term borrowings	(236,295)	(141,361)
Proceeds from short-term borrowings from related parties	59,063	309,730
Repayments of short-term borrowings from related parties	-	(56,762)
Proceeds from long-term debt and capital lease obligations	5,972	1,616,470
Repayments of long-term debt and capital lease obligations	(264,693)	(1,118,729)
Increase (decrease) of accounts receivable securitization program	(45,750)	(94,000)
Proceeds from exercise of stock options	67,234	86,403
Dividends paid	(263,244)	(317,903)
Distributions to noncontrolling interests	(201,884)	(177,810)
Contributions from noncontrolling interests	34,299	31,497

Net cash provided by (used in) financing activities	(634,271)	308,014

Effect of exchange rate changes on cash and cash equivalents	(30,567)	6,682

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(12,478)	(95,273)
Cash and cash equivalents at beginning of period	633,855	682,777

Cash and cash equivalents at end of period	$621,377	$587,504

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statement of Shareholders' Equity
For the nine months ended September 30, 2015 (unaudited) and year ended December 31, 2014 (audited)
(in thousands, except share data)

	Ordinary Shares		Treasury Stock					Total FMC-AG & Co. KGaA shareholders' equity
							Accumulated Other comprehensive income (loss)		Noncontrolling interests not subject to put provisions
	Number of shares	No par value	Number of shares	Amount	Additional paid in capital	Retained earnings				Total Equity
Balance at December 31, 2013	308,995,730	$382,411	(7,548,951)	$(505,014)	$3,530,337	$6,377,417	$(550,587)	$9,234,564	$250,456	$9,485,020
Proceeds from exercise of options and related tax effects	2,108,521	2,804	-	-	99,182	-	-	101,986	-	101,986
Compensation expense related to stock options	-	-	-	-	8,507	-	-	8,507	-	8,507
Dividends paid	-	-	-	-	-	(317,903)	-	(317,903)	-	(317,903)
Purchase/ sale of noncontrolling interests	-	-	-	-	(2,184)	-	-	(2,184)	327,220	325,036
Contributions from/ to noncontrolling interests	-	-	-	-	-	-	-	-	(71,054)	(71,054)
Changes in fair value of noncontrolling interests subject to put provisions	-	-	-	-	(89,767)	-	-	(89,767)	-	(89,767)
Net income	-	-	-	-	-	1,045,266	-	1,045,266	80,949	1,126,215
Other comprehensive income (loss)	-	-	-	-	-	-	(537,156)	(537,156)	(2,513)	(539,669)

Comprehensive income	-	-	-	-	-	-	-	508,110	78,436	586,546

Balance at December 31, 2014	311,104,251	$385,215	(7,548,951)	$(505,014)	$3,546,075	$7,104,780	$(1,087,743)	$9,443,313	$585,058	$10,028,371

Proceeds from exercise of options and related tax effects	1,275,664	1,418	-	-	62,452	-	-	63,870	-	63,870
Compensation expense related to stock options	-	-	-	-	5,902	-	-	5,902	-	5,902
Vested subsidiary stock incentive plans	-	-	-	-	(2,181)	-	-	(2,181)	-	(2,181)
Dividends paid	-	-	-	-	-	(263,244)	-	(263,244)	-	(263,244)
Purchase/ sale of noncontrolling interests	-	-	-	-	557	-	-	557	5,828	6,385
Contributions from/ to noncontrolling interests	-	-	-	-	-	-	-	-	(68,889)	(68,889)
Changes in fair value of noncontrolling interests subject to put provisions	-	-	-	-	(132,290)	-	-	(132,290)	-	(132,290)
Net income	-	-	-	-	-	712,636	-	712,636	93,523	806,159
Other comprehensive income (loss)	-	-	-	-	-	-	(199,850)	(199,850)	(1,587)	(201,437)

Comprehensive income	-	-	-	-	-	-	-	512,786	91,936	604,722

Balance at September 30, 2015	312,379,915	$386,633	(7,548,951)	$(505,014)	$3,480,515	$7,554,172	$(1,287,593)	$9,628,713	$613,933	$10,242,646

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

1.    The Company and Basis of Presentation

The Company

       Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA" or the "Company"), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), is the world's largest kidney dialysis company. The Company provides dialysis treatment and related dialysis care services to patients with end-stage renal disease ("ESRD"), as well as other health care services. We describe our other health care services as "Care Coordination." Care Coordination services include the coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services, non-dialysis laboratory testing services, physician services, hospitalist and intensivist services, health plan services and urgent care services, which, together with dialysis care services represent the Company's health care services. In addition, the Company also provides dialysis products for the treatment of ESRD, including products manufactured and distributed by the Company such as hemodialysis machines, peritoneal cyclers, dialyzers, peritoneal solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals and systems for water treatment. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products in addition to sales of dialysis products to other dialysis service providers.

       In these unaudited consolidated financial statements, "FMC-AG & Co. KGaA," or the "Company," "we," "us" or "our" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. The term "North America Segment" refers to the North America operating segment; the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to the Asia-Pacific operating segment, and the term "Latin America Segment" refers to the Latin America operating segment. For further discussion of the Company's operating segments, see Note 15 "Segment and Corporate Information."

Basis of Presentation

       The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

       The consolidated financial statements at September 30, 2015 and for the three and nine months ended September 30, 2015 and 2014 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company's 2014 Annual Report on Form 20-F. The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

       The accounting policies applied in the accompanying consolidated financial statements are the same as those applied in the consolidated financial statements at and for the year ended December 31, 2014, contained in the Company's 2014 Annual Report on Form 20-F.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       The results of operations for the three and nine months ended September 30, 2015 are not necessarily indicative of the results of operations for the year ending December 31, 2015.

2.    Related Party Transactions

       The Company's parent, Fresenius SE & Co. KGaA ("Fresenius SE"), a German partnership limited by shares, owns 100% of the share capital of Fresenius Medical Care Management AG, the Company's general partner ("General Partner"). Fresenius SE is also the Company's largest shareholder and owns approximately 31.0% of the Company's outstanding shares at September 30, 2015. The Company has entered into certain arrangements for services, leases and products with Fresenius SE or its subsidiaries and with certain of the Company's equity method investees as described in item a) below. The Company's terms related to the receivables or payables for these services, leases and products are generally consistent with the normal terms of the Company's ordinary course of business transactions with unrelated parties. Financing arrangements as described in item b) below have agreed upon terms which are determined at the time such financing transactions occur and reflect market rates at the time of the transaction. The relationship between the Company and its key management personnel who are considered to be related parties is described in item c) below. Our related party transactions are settled through Fresenius SE's cash management system where appropriate.

a)   Service Agreements, Lease Agreements and Products

       The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively the "Fresenius SE Companies") to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. The Company also provides certain services to the Fresenius SE Companies, including research and development, central purchasing and warehousing. Under these agreements, the Company also performs clinical studies and marketing and distribution services for certain of its equity method investees.

       The Company is party to real estate operating lease agreements with the Fresenius SE Companies, which include leases for the Company's corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany. The majority of the leases expire in 2016 and contain renewal options.

       In addition to the above mentioned service and lease agreements, the Company sold products to the Fresenius SE Companies and made purchases from the Fresenius SE Companies and equity method investees. In addition, Fresenius Medical Care Holdings, Inc. ("FMCH") purchases heparin supplied by Fresenius Kabi USA, Inc. ("Kabi USA"), through an independent group purchasing organization ("GPO"). Kabi USA is an indirect, wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. FMCH acquires heparin from Kabi USA, through the GPO contract, which was negotiated by the GPO at arm's length on behalf of all members of the GPO.

       The Company entered into an agreement with a Fresenius SE company for the manufacturing of plasma collection devices. The Company agreed to produce 3,500 units which can be further increased to a

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

maximum of 4,550 units, over the length of the five year contract. On January 1, 2015, this manufacturing business was sold to Kabi USA for $9,327 for which a fairness opinion was obtained from a reputable global accounting firm. The disposal was accounted for as a transaction between parties under common control at the carrying amounts without the generation of profits.

       Below is a summary, including the Company's receivables from and payables to the indicated parties resulting from the above described transactions with related parties.

Service Agreements, Lease Agreements and Products
	For the nine months ended September 30, 2015		For the nine months ended September 30, 2014		September 30, 2015		December 31, 2014
	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Accounts Receivables	Accounts Payables	Accounts Receivables	Accounts Payables
Service Agreements
Fresenius SE	145	14,550	238	17,059	22	2,855	106	3,134
Fresenius SE affiliates	5,557	56,818	6,249	49,384	734	3,938	1,396	2,462
Equity method investees	16,392	-	14,082	-	4,014	-	4,265	-

Total	$22,094	$71,368	$20,569	$66,443	$4,770	$6,793	$5,767	$5,596

Lease Agreements
Fresenius SE	-	7,161	-	7,907	-	-	-	-
Fresenius SE affiliates	-	10,967	-	13,281	-	-	-	-

Total	$-	$18,128	$-	$21,188	$-	$-	$-	$-

Products
Fresenius SE	5	-	-	-	-	-	-	-
Fresenius SE affiliates	19,957	27,675	42,822	33,644	9,918	3,502	18,352	4,132
Equity method investees	-	168,287	-	14,365	-	77,748	-	270

Total	$19,962	$195,962	$42,822	$48,009	$9,918	$81,250	$18,352	$4,402

b)   Financing

       The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE's cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of September 30, 2015 and December 31, 2014, the Company had accounts receivables from Fresenius SE related to short-term financing in the amount of $109,382 and $146,144, respectively. As of September 30, 2015 and December 31, 2014, the Company had accounts payables to Fresenius SE related to short-term financing in the amount of $112,291 and $103,386, respectively. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate for the respective currencies.

       On August 19, 2009, the Company borrowed €1,500 ($1,680 at September 30, 2015 and $1,821 at December 31, 2014) from the General Partner on an unsecured basis at 1.335%. The loan repayment has been extended periodically and is currently due August 22, 2016 with an interest rate of 1.334%. On November 28, 2013, the Company borrowed an additional €1,500 ($1,680 at September 30, 2015 and $1,821 at December 31, 2014) from the General Partner at 1.875%. This loan is due on November 27, 2015 with an interest rate of 1.506%.

       On June 12, 2014, the Company provided a one-year unsecured term loan to one of its equity method investees in the amount of $22,500 at an interest rate of 2.5366%. This loan was repaid in full on June 12, 2015.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       On various dates starting July 22, 2015, the Company provided unsecured term loans to one of its equity method investees, of which CHF 46,919 ($48,157) were drawn as of September 30, 2015. Each loan has an interest rate of 1.8%, matures on July 22, 2016, contains automatic one-year renewals and requires a six-month termination notice. As of September 30, 2015, approximately $18,400 is still undrawn. The loans were entered into in order to fund the sale of European marketing rights for certain renal pharmaceuticals to the same equity method investee as well as to finance the investee's payments for license and distribution agreements. The sale of these marketing rights resulted in a gain of approximately $4,840, after tax.

       At September 30, 2015 and December 31, 2014, a subsidiary of Fresenius SE held unsecured Senior Notes issued by the Company in the amount of €8,300 and €8,300 ($9,298 at September 30, 2015 and $10,077 at December 31, 2014), respectively. The Senior Notes were issued in 2011 and 2012, mature in 2021 and 2019, respectively, and each have a coupon rate of 5.25% with interest payable semiannually.

       At September 30, 2015 and December 31, 2014, the Company borrowed from Fresenius SE €54,400 and €1,400 ($60,945 at September 30, 2015 and $1,700 at December 31, 2014) on an unsecured basis at an interest rate of 1.062% and 1.188%, respectively. Subsequent to September 30, 2015, the Company received additional advances from Fresenius SE increasing the amount borrowed to €126,000 ($141,158) and is due on October 31, 2015. For further information on this loan agreement, see Note 5. "Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties – Short-Term Borrowings from Related Parties."

c)    Key Management Personnel

       Due to the legal form of a German partnership limited by shares, the General Partner holds a key management position within the Company. In addition, as key management personnel, members of the Management Board and the Supervisory Board, as well as their close relatives, are considered related parties.

       The Company's Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company's business, including remuneration of the members of the General Partner's supervisory board and the members of the General Partner's management board. The aggregate amount reimbursed to the General Partner was $10,718 and $17,307, respectively, for its management services during the nine months ended September 30, 2015 and 2014. As of September 30, 2015 and December 31, 2014, the Company had accounts receivable from the General Partner in the amount of $1,538 and $462, respectively. The Company did not have an outstanding accounts payable balance with the General Partner as of September 30, 2015 as compared to a balance outstanding as of December 31, 2014, in the amount of $27,347.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

3.    Inventories

       At September 30, 2015 and December 31, 2014, inventories consisted of the following:

	September 30, 2015	December 31, 2014
Finished goods	$679,946	$677,110
Health care supplies	354,663	170,614
Raw materials and purchased components	211,259	197,920
Work in process	74,417	69,910

Inventories	$1,320,285	$1,115,554

4.    Other Assets and Notes Receivables

       On August 12, 2013, FMCH made an investment-type transaction by providing a credit facility to a middle-market dialysis provider in the amount of up to $200,000 to fund general corporate purposes. The transaction is in the form of subordinated notes with a maturity date of July 4, 2020 (unless prepaid) and a payment-in-kind ("PIK") feature that will allow interest payments in the form of cash (at 10.75%) or PIK (at 11.75%). The PIK feature, if used, allows for the addition of the accrued interest to the then outstanding principal. The collateral for this loan is 100% of the equity interest in this middle-market dialysis provider. The availability period for drawdowns on this loan was 18 months and ended on February 12, 2015. The Company assesses the recoverability of this investment based on quarterly financial statements and other information obtained, used for an assessment of profitability and business plan objectives, as well as by analyzing general economic and market conditions in which the provider operates. On April 30, 2014, the Payee exercised the PIK feature and converted $10,137 of accrued interest then due to outstanding principal. Consequently, at September 30, 2015, $180,137 is effectively drawn down ($180,137 at December 31, 2014) with $8,369 of interest income accrued ($3,369 at December 31, 2014). Interest is payable on a semi-annual basis. The next payment of $9,999 is expected on October 30, 2015, which may be in the form of PIK or cash.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

5.    Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties

       At September 30, 2015 and December 31, 2014, short-term borrowings, other financial liabilities and short-term borrowings from related parties consisted of the following:

	September 30, 2015	December 31, 2014
Borrowings under lines of credit	$100,735	$132,495
Other financial liabilities	184	198

Short-term borrowings and other financial liabilities	$100,919	$132,693
Short-term borrowings from related parties (see Note 2.b)	64,305	5,357

Short-term borrowings, other financial liabilities and short-term borrowings from related parties	$165,224	$138,050

       The Company and certain consolidated entities operate a multi-currency notional pooling cash management system. The Company met the conditions to offset balances within this cash pool for reporting purposes. At September 30, 2015, cash and short-term borrowings in the amount of $41,941 were offset under this cash management system.

Short-term Borrowings from related parties

       The Company is party to an unsecured loan agreement with Fresenius SE under which the Company or its subsidiaries may request and receive one or more short-term advances up to an aggregate amount of $400,000 until maturity on October 30, 2017. The interest on the advance(s) will be at a fluctuating rate per annum equal to LIBOR or EURIBOR as applicable plus an applicable margin. Advances can be repaid and reborrowed. At September 30, 2015, the Company borrowed from Fresenius SE €54,400 ($60,945) on an unsecured basis at an interest rate of 1.062%. Subsequent to September 30, 2015, the Company received additional advances from Fresenius SE increasing the amount borrowed to €126,000 ($141,158) and is due on October 31, 2015. For further information on short-term borrowings from related parties outstanding at September 30, 2015, see Note 2 b).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

6.    Long-term Debt and Capital Lease Obligations

       At September 30, 2015 and December 31, 2014, long-term debt and capital lease obligations consisted of the following:

	September 30, 2015	December 31, 2014
Amended 2012 Credit Agreement	$2,666,688	$2,900,222
Senior Notes	5,396,165	5,514,947
Equity-neutral convertible bonds	421,386	451,653
Accounts receivable facility	296,000	341,750
Capital lease obligations	41,635	40,991
Other	105,614	144,321

Long-term debt and capital lease obligations	$8,927,488	$9,393,884
Less current portion	(576,622)	(313,607)

Long-term debt and capital lease obligations, less current portion	$8,350,866	$9,080,277

Amended 2012 Credit Agreement

       The following table shows the available and outstanding amounts under the Amended 2012 Credit Agreement at September 30, 2015 and at December 31, 2014:

	Maximum Amount Available September 30, 2015		Balance Outstanding September 30, 2015
Revolving Credit USD	$1,000,000	$1,000,000	$763	$763
Revolving Credit EUR	€400,000	$448,120	€-	$-
USD Term Loan	$2,350,000	$2,350,000	$2,350,000	$2,350,000
EUR Term Loan	€282,000	$315,925	€282,000	$315,925

		$4,114,045		$2,666,688

	Maximum Amount Available December 31, 2014		Balance Outstanding December 31, 2014
Revolving Credit USD	$1,000,000	$1,000,000	$35,992	$35,992
Revolving Credit EUR	€400,000	$485,640	€-	$-
USD Term Loan	$2,500,000	$2,500,000	$2,500,000	$2,500,000
EUR Term Loan	€300,000	$364,230	€300,000	$364,230

		$4,349,870		$2,900,222

       At September 30, 2015 and December 31, 2014, the Company had letters of credit outstanding in the amount of $3,600 and $6,893, respectively, under the USD revolving credit facility, which are not included above as part of the balance outstanding at those dates, but which reduce available borrowings under the applicable revolving credit facility.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

Accounts Receivable Facility

       The following table shows the available and outstanding amounts under the accounts receivable facility at September 30, 2015 and at December 31, 2014:

	Maximum Amount Available(1)		Balance Outstanding
	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
Accounts Receivable Facility	$800,000	$800,000	$296,000	$341,750

(1) Subject to availability of sufficient accounts receivable meeting funding criteria.

       The Company also had letters of credit outstanding under the accounts receivable facility in the amount of $66,622 as of September 30, 2015 and December 31, 2014. These letters of credit are not included above as part of the balance outstanding at September 30, 2015 and December 31, 2014; however, they reduce available borrowings under the accounts receivable facility.

7    Stock Options

       On July 27, 2015 under the Long Term Incentive Program 2011, the Company awarded 2,957,760 stock options, including 502,980 stock options granted to members of the Management Board of Fresenius Medical Care Management AG ("Management Board"), the Company's general partner, at an exercise price of $85.14 (€76.99), a fair value of $16.61 each and a total fair value of $49,126 which will be amortized over the four-year vesting period. The Company also awarded 584,844 shares of phantom stock, including 62,516 shares of phantom stock granted to members of the Management Board at a measurement date fair value of $73.72 (€65.80) each and a total fair value of $43,112, which will be revalued if the fair value changes, and amortized over the four-year vesting period.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

8.    Earnings Per Share

       The following table contains reconciliations of the numerator and denominators of the basic and diluted earnings per share computations for the three and nine months ended September 30, 2015 and 2014:

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
Numerator:
Net income attributable to shareholders of FMC-AG & Co. KGaA	$262,320	$270,843	$712,636	$709,947
Denominators:
Weighted average number of Ordinary shares outstanding	304,738,291	302,711,512	304,201,787	301,999,288
Potentially dilutive Ordinary shares	450,218	571,521	454,573	416,688

Total weighted average Ordinary shares outstanding assuming dilution	305,188,509	303,283,033	304,656,360	302,415,976
Basic earnings per share	$0.86	$0.89	$2.34	$2.35
Fully diluted earnings per share	$0.86	$0.89	$2.34	$2.35

9.    Employee Benefit Plans

       The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States, the latter of which was curtailed in 2002. Plan benefits are generally based on years of service and final salary. As there is no legal requirement in Germany to fund defined benefit plans, the Company's pension obligations in Germany are unfunded. Each year FMCH contributes to the plan covering United States employees at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended.

       The following table provides the calculations of net periodic benefit cost for the three and nine months ended September 30, 2015 and 2014, respectively.

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
Components of net periodic benefit cost:
Service cost	$6,243	$4,671	$18,764	$14,153
Interest cost	6,949	7,422	20,864	22,234
Expected return on plan assets	(4,100)	(4,160)	(12,302)	(12,010)
Amortization of unrealized losses	8,660	4,250	25,995	12,959

Net periodic benefit costs	$17,752	$12,183	$53,321	$37,336

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

10.    Noncontrolling Interests Subject to Put Provisions and Other Temporary Equity

       The Company has potential obligations to purchase the noncontrolling interests held by third parties in certain of its consolidated subsidiaries. These obligations are in the form of put provisions and are exercisable at the third-party owners' discretion within specified periods as outlined in each specific put provision. If these put provisions were exercised, the Company would be required to purchase all or part of third-party owners' noncontrolling interests at the appraised fair value at the time of exercise. The methodology the Company uses to estimate the fair values of the noncontrolling interest subject to put provisions assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate and the implicit multiple of earnings at which these noncontrolling interest obligations may ultimately be settled could vary significantly from our current estimates depending upon market conditions.

       At September 30, 2015 and December 31, 2014, the Company's potential obligations under these put options were $957,915 and $824,658. At September 30, 2015 and December 31, 2014, put options with an aggregate purchase obligation of $180,161 and $123,846, respectively, were exercisable. One put option was exercised for a total consideration of $474 during the first nine months of 2015.

       The following is a roll forward of noncontrolling interests subject to put provisions for the nine months ended September 30, 2015 and the year ended December 31, 2014:

	September 30, 2015	December 31, 2014
Beginning balance as of January 1,	$824,658	$648,251
Contributions to noncontrolling interests	(118,903)	(142,696)
Purchase/ sale of noncontrolling interests	(286)	83,252
Contributions from noncontrolling interests	8,705	16,064
Changes in fair value of noncontrolling interests	132,290	89,767
Net income	113,556	133,593
Other comprehensive income (loss)	(2,105)	(3,573)

Ending balance as of September 30, 2015 and December 31, 2014	$957,915	$824,658

11.    Sources of Revenue

       Outside of the U.S., the Company does not recognize patient service revenue at the time the services are rendered without assessing the patient's ability to pay. Accordingly, the additional disclosure requirements introduced with ASU 2011-07 apply solely to U.S. patient service revenue. Below is a table showing the sources of our U.S. patient service revenue (net of contractual allowance and discounts but

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

before patient service bad debt provision), included in the Company's Health Care revenue, for the nine months ended September 30, 2015 and 2014.

	2015	2014
Medicare program	$3,759,692	$3,422,033
Private/alternative payors	3,574,919	3,100,575
Medicaid and other government sources	398,912	320,728
Hospitals	673,721	379,695

Total patient service revenue	$8,407,244	$7,223,031

12.    Commitments and Contingencies

Legal and Regulatory Matters

       The Company is routinely involved in numerous claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing health care services and products. Legal matters that the Company currently deems to be material or noteworthy are described below. For the matters described below in which the Company believes a loss is both reasonably possible and estimable, an estimate of the loss or range of loss exposure is provided. For the other matters described below, the Company believes that the loss probability is remote and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company's view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Commercial Litigation

       On April 5, 2013, the U.S. Judicial Panel on Multidistrict Litigation ordered that the numerous lawsuits filed in various federal courts alleging wrongful death and personal injury claims against FMCH and certain of its affiliates relating to FMCH's acid concentrate products NaturaLyte® and GranuFlo® be transferred and consolidated for pretrial management purposes into a consolidated multidistrict litigation in the United States District Court for the District of Massachusetts, styled In Re: Fresenius Granuflo/Naturalyte Dialysate Products Liability Litigation, Case No. 2013-md-02428. The Massachusetts state courts and the St. Louis City (Missouri) court subsequently established similar consolidated litigation for such cases filed in Massachusetts county courts and St. Louis City court. See, In Re: Consolidated Fresenius Cases, Case No. MICV 2013-03400-O (Massachusetts Superior Court, Middlesex County). These lawsuits allege generally that inadequate labeling and warnings for these products caused harm to patients. In addition, similar cases have been filed in other state courts. The attorneys general of Louisiana and Mississippi have also filed complaints under their state deceptive practice statutes and in their state courts based on allegations similar to those advanced in the personal injury litigation. FMCH believes that these lawsuits are without merit, and will defend them vigorously.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

Other Litigation and Potential Exposures

       On February 15, 2011, a whistleblower (relator) action under the False Claims Act against FMCH was unsealed by order of the United States District Court for the District of Massachusetts and served by the relator. The United States did not intervene initially in the case United States ex rel. Chris Drennen v. Fresenius Medical Care Holdings, Inc., 2009 Civ. 10179 (D. Mass.). The relator's complaint, which was first filed under seal in February 2009, alleged that the Company sought and received reimbursement from government payors for serum ferritin and multiple forms of hepatitis B laboratory tests that were medically unnecessary or not properly ordered by a physician. Discovery on the relator's complaint closed in May 2015. On October 2, 2015, the United States Attorney moved to intervene on the relator's complaint with respect only to certain Hepatitis B surface antigen tests performed prior to 2011, when Medicare reimbursement rules for such tests changed. FMCH believes that the allegations of the complaint are without merit and will defend the litigation vigorously.

       Subpoenas or search warrants were issued by federal and state law enforcement authorities under the supervision of the United States Attorneys for the Districts of Connecticut, Southern Florida, Eastern Virginia and Rhode Island to American Access Care LLC ("AAC"), which the Company acquired in October 2011, and to the Company's subsidiary, Fresenius Vascular Care, Inc., which now operates former AAC centers as well as its own original facilities. Subpoenas were also issued to certain of the Company's outpatient hemodialysis facilities for records relating to vascular access treatment and monitoring. The Company has cooperated fully in these investigations, which encompassed invoicing and coding for procedures commonly performed in vascular access centers and the documentary support for the medical necessity of such procedures. As of September 30, 2015, the Company had entered into settlements of allegation made by the United States Attorneys for Connecticut, Southern Florida, and Rhode Island under which the Company paid approximately $8 million in exchange for releases related to activities of American Access Care prior to the acquisition. Pursuant to the AAC acquisition agreement the prior owners are obligated to indemnify the Company for payments under these settlements, subject to certain limitations and deductibles. The three settlements implicate only actions and events occurring prior to the Company's acquisition of AAC. The Eastern Virginia investigation remains active and outstanding. It appears to relate to issues similar to the others, but is being conducted in part as a grand jury proceeding.

       The Company has been advised that the Office of Inspector General of the United States Department of Health and Human Services intends to review utilization and invoicing by Fresenius Vascular Access facilities as a whole for a period beginning after the acquisition of AAC.

       The Company has received communications alleging conduct in countries outside the U.S. and Germany that may violate the U.S. Foreign Corrupt Practices Act ("FCPA") or other anti-bribery laws. The Audit and Corporate Governance Committee of the Company's Supervisory Board is conducting investigations with the assistance of independent counsel. The Company voluntarily advised the U.S. Securities and Exchange Commission ("SEC") and the U.S. Department of Justice ("DOJ"). The Company's investigations and dialogue with the SEC and DOJ are ongoing. The Company has received a subpoena from the SEC requesting additional documents and a request from the DOJ for copies of the documents provided to the SEC. The Company is cooperating with the requests.

       Conduct has been identified that may result in monetary penalties or other sanctions under the FCPA or other anti-bribery laws. In addition, the Company's ability to conduct business in certain jurisdictions could be negatively impacted. The Company has previously recorded a non-material accrual for an identified matter. Given the current status of the investigations and remediation activities, the Company

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

cannot reasonably estimate the range of possible loss that may result from identified matters or from the final outcome of the investigations or remediation activities.

       The Company's independent counsel, in conjunction with the Company's Compliance Department, has reviewed the Company's anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws, and appropriate enhancements are being implemented. The Company continues to be fully committed to FCPA and other anti-bribery law compliance.

       In December 2012, FMCH received a subpoena from the United States Attorney for the District of Massachusetts requesting production of a broad range of documents related to two products manufactured by FMCH: electron-beam sterilization of dialyzers and the Liberty peritoneal dialysis cycler. FMCH has cooperated fully in the government's investigation. In December 2014, FMCH was advised that the government's investigation was precipitated by a whistleblower, who first filed a complaint under seal in June 2013. In September 2014, the government declined to intervene in the whistleblower's actions. On March 31, 2015, the relator served his complaint styled Reihanifam v. Fresenius USA, Inc, 2013 Civ. 11486 (D. Mass.). On May 14, 2015, the Court dismissed without prejudice the relator's False Claims Act allegations after receiving the United States' confirmation that it would not intervene as to those allegations.

       In January 2013 and April 2015, FMCH received subpoenas from the United States Attorney for the Western District of Louisiana and the Attorney General for the Commonwealth of Massachusetts, respectively, requesting discovery responses relating to the GranuFlo® and NaturaLyte® acid concentrate products that are also the subject of personal injury litigation described above. FMCH has cooperated fully in the government's investigations.

       In August 2014, FMCH received a subpoena from the United States Attorney for the District of Maryland inquiring into FMCH's contractual arrangements with hospitals and physicians, including contracts relating to the management of in-patient acute dialysis services. FMCH is cooperating in the investigation.

       In July 2015, the Attorney General for Hawaii issued a civil complaint under the Hawaii False Claims Act styled Hawaii v. Liberty Dialysis – Hawaii, LLC et al., Case No. 15-1-1357-07 (Hawaii 1st Circuit) alleging that Xerox State Healthcare, LLC, M Group Consulting LLC and certain Liberty Healthcare subsidiaries of FMCH conspired to over bill Hawaii Medicaid for Liberty's Epogen administrations to Hawaii Medicaid patients during the period from 2006 through 2010, prior to the time of FMCH's acquisition of Liberty. The complaint alleges that Xerox State Healthcare LLC which acted as Hawaii's contracted administrator for its Medicaid program reimbursement operations during 2006-2010, provided incorrect and unauthorized billing guidance to Liberty and its consultant, M Group Consulting LLC, which Liberty relied on for purposes of its Epogen billing to the Hawaii Medicaid program. The complaint seeks civil damages authorized under the Hawaii False Claims Act. FMCH will vigorously contest the complaint.

       On August 31, 2015, FMCH received a subpoena from the United States Attorney for the District of Colorado inquiring into FMCH's participation in dialysis facility joint ventures in which physicians are partners. FMCH is cooperating fully in the investigation.

       From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

       The Company, like other healthcare providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the FDA and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company's products and/or criminal prosecution. FMCH is currently engaged in remediation efforts with respect to three pending FDA warning letters. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence whistleblower actions. By virtue of this regulatory environment, the Company's business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company's compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of whistleblower actions, which are initially filed under court seal.

       The Company operates many facilities throughout the United States and other parts of the world. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company's policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act and the Foreign Corrupt Practices Act, among other laws and comparable laws of other countries.

       Physicians, hospitals and other participants in the healthcare industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

       Other than those contingent liabilities mentioned above, the amount of the Company's other known contingent liabilities is immaterial.

13.    Financial Instruments

Non-derivative Financial Instruments

       The following table presents the carrying amounts and fair values of the Company's non-derivative financial instruments at September 30, 2015, and December 31, 2014.

		September 30, 2015		December 31, 2014
	Fair Value Hierarchy	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	1	$621,377	621,377	$633,855	633,855
Accounts receivable(1)(2)	2	3,490,343	3,490,343	3,431,672	3,431,672
Available for sale financial assets	1	173,058	173,058	171,917	171,917
Notes Receivables	3	181,355	166,647	180,250	180,308
Liabilities
Accounts payable(1)	2	783,010	783,010	713,915	713,915
Short-term borrowings(1)	2	165,224	165,224	138,050	138,050
Long-term debt, excluding Amended 2012 Credit Agreement, Senior Notes and Convertible Bonds	2	443,249	443,249	527,062	527,062
Amended 2012 Credit Agreement	2	2,666,688	2,666,688	2,900,222	2,900,222
Senior Notes	2	5,396,165	5,807,110	5,514,947	5,992,859
Convertible Bonds	2	421,386	539,191	451,653	531,193
Noncontrolling interests subject to put provisions	3	957,915	957,915	824,658	824,658

(1) Also includes amounts from related parties.

(2) Includes long-term accounts receivable, which are included in "Other assets and notes receivables" in the Consolidated Balance Sheets.

       The carrying amounts in the table are included in the Consolidated Balance Sheets under the indicated captions or in the case of long-term debt, in the captions shown in Note 6.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       The significant methods and assumptions used in estimating the fair values of non-derivative financial instruments are as follows:

       Cash and cash equivalents are stated at nominal value which equals the fair value.

       Short-term financial instruments such as accounts receivable, accounts payable and short-term borrowings are valued at their carrying amounts, which are reasonable estimates of the fair value due to the relatively short period to maturity of these instruments.

       The fair value of available for sale financial assets quoted in an active market is based on price quotations at the period-end date.

       The valuation of notes receivable was determined using significant unobservable inputs. They were valued using a constructed index based upon similar instruments with comparable credit ratings, terms, tenor, interest rates and that are within the Company's industry. The Company tracked the prices of the constructed index from the note issuance date to the reporting date to determine fair value. See Note 4 for further information on the long-term notes receivable.

       The fair values of major long-term financial liabilities are calculated on the basis of market information. Instruments for which market quotes are available are measured using these quotes. The fair values of the other long-term financial liabilities are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

       The valuation of noncontrolling interests subject to put provisions is determined using significant unobservable inputs. See Note 10 for a discussion of the Company's methodology for estimating the fair value of these noncontrolling interests subject to put obligations.

       Currently, there is no indication that a decrease in the value of the Company's financing receivables is probable. Therefore, the allowances on credit losses of financing receivables are immaterial.

Derivative Financial Instruments

       The Company is exposed to market risk from changes in foreign exchange rates and interest rates. In order to manage the risk of currency exchange rate and interest rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions as authorized by the Company's General Partner. On a quarterly basis the Company performs an assessment of its counterparty credit risk. The Company currently considers this risk to be low. The Company's policy, which has been consistently followed, is that financial derivatives be used only for the purpose of hedging foreign currency and interest rate exposure.

       In certain instances, the Company enters into derivative contracts that do not qualify for hedge accounting but are utilized for economic purposes ("economic hedges"). The Company does not use financial instruments for trading purposes.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

       To reduce the credit risk arising from derivatives the Company concluded Master Netting Agreements with banks. Through such agreements, positive and negative fair values of the derivative contracts could be offset against one another if a partner becomes insolvent. This offsetting is valid for transactions where the aggregate amount of obligations owed to and receivable from are not equal. If insolvency occurs, the party which owes the larger amount is obliged to pay the other party the difference between the amounts owed in the form of one net payment.

       The Company elects not to offset the fair values of derivative financial instruments subject to master netting agreements in its Consolidated Balance Sheets.

       At September 30, 2015 and December 31, 2014, the Company had $28,344 and $26,820, respectively, of derivative financial assets subject to netting arrangements and $30,341 and $52,380, respectively, of derivative financial liabilities subject to netting arrangements. Offsetting these derivative financial instruments would have resulted in net assets of $15,233 and $13,856 as well as net liabilities of $17,230 and $39,416 at September 30, 2015 and December 31, 2014, respectively.

       In connection with the issuance of the equity-neutral convertible bonds in September 2014, the Company purchased share options. Any change in the Company's share price above the conversion price would be offset by a corresponding value change in the share options.

Foreign Exchange Risk Management

       The Company conducts business on a global basis in various currencies, though a majority of its operations are in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in which the financial statements of the Company's international operations are maintained affect its results of operations and financial position as reported in its consolidated financial statements.

       The Company's exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases. The Company has significant amounts of sales of products invoiced in euro from its European manufacturing facilities to its other international operations and, to a lesser extent, sales of products invoiced in other non-functional currencies. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures the Company enters into foreign exchange forward contracts and, on a small scale, foreign exchange options. At September 30, 2015 and December 31, 2014, the Company had no foreign exchange options.

       Changes in the fair value of the effective portion of foreign exchange forward contracts designated and qualifying as cash flow hedges of forecasted product purchases and sales are reported in Accumulated Other Comprehensive Income ("AOCI"). Additionally, in connection with intercompany loans in foreign currency, the Company uses foreign exchange swaps thus assuring that no foreign exchange risks arise from

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

those loans, which, if they qualify for cash flow hedge accounting, are also reported in AOCI. These amounts recorded in AOCI are subsequently reclassified into earnings as a component of cost of revenues for those contracts that hedge product purchases or as an adjustment of interest income/expense for those contracts that hedge loans, in the same period in which the hedged transaction affects earnings. The notional amounts of foreign exchange contracts in place that are designated and qualify as cash flow hedges totaled $157,459 and $401,555 at September 30, 2015 and December 31, 2014, respectively.

       The Company also enters into derivative contracts for forecasted product purchases and sales and for intercompany loans in foreign currencies which do not qualify for hedge accounting but are utilized for economic hedges as defined above. In these two cases, the change in value of the economic hedge is recorded in the income statement and usually offsets the change in value recorded in the income statement for the underlying asset or liability. The notional amounts of economic hedges that do not qualify for hedge accounting totaled $1,661,294 and $1,568,928 at September 30, 2015 and December 31, 2014, respectively.

Interest Rate Risk Management

       The Company enters into derivatives, particularly interest rate swaps and to a certain extent, interest rate options, to protect against the risk of rising interest rates. These interest rate derivatives are designated as cash flow hedges and have been entered into in order to effectively convert payments based on variable interest rates into payments at a fixed interest rate. The euro-denominated interest rate swaps expire between 2016 and 2019 and have a weighted average interest rate of 0.69%. Interest payable and receivable under the swap agreements is accrued and recorded as an adjustment to interest expense.

       At September 30, 2015 and December 31, 2014, the notional amount of the euro-denominated interest rate swaps in place was €382,000 and €394,000 ($427,955 and $478,355 at September 30, 2015 and December 31, 2014, respectively).

       In addition, the Company also enters into interest rate hedges ("pre-hedges") in anticipation of future debt issuance, from time to time. These pre-hedges are used to hedge interest rate exposures with regard to interest rates which are relevant for the future debt issuance and which could rise until the respective debt is actually issued. These pre-hedges were settled at the issuance date of the corresponding debt with the settlement amount recorded in AOCI amortized to interest expense over the life of the debt. At September 30, 2015 and December 31, 2014, the Company had $65,091 and $85,675, respectively, related to such settlements of pre-hedges deferred in AOCI, net of tax.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

Derivative Financial Instruments Valuation

       The following table shows the carrying amounts of the Company's derivatives at September 30, 2015 and December 31, 2014.

	September 30, 2015		December 31, 2014
	Assets(2)	Liabilities(2)	Assets(2)	Liabilities(2)
Derivatives in cash flow hedging relationships(1)
Current
Foreign exchange contracts	1,465	(8,628)	2,659	(24,509)
Non-current
Foreign exchange contracts	471	(347)	-	(77)
Interest rate contracts	-	(3,797)	-	(4,779)

Total	$1,936	$(12,772)	$2,659	$(29,365)

Derivatives not designated as hedging instruments(1)
Current
Foreign exchange contracts	25,919	(20,729)	25,582	(29,295)
Non-current
Foreign exchange contracts	856	(33)	-	(137)
Derivatives embedded in the Convertible Bonds	-	(103,567)	-	(65,767)
Share Options to secure the Convertible Bonds	103,567	-	65,767	-

Total	$130,342	$(124,329)	$91,349	$(95,199)

(1) At September 30, 2015 and December 31, 2014, the valuation of the Company's derivatives was determined using Significant Other Observable Inputs (Level 2) in accordance with the fair value hierarchy levels established in U.S. GAAP.

(2) Derivative instruments are marked to market each reporting period resulting in carrying amounts being equal to fair values at the reporting date.

       The carrying amounts for the current portion of derivatives indicated as assets in the table above are included in Prepaid expenses and other current assets in the Consolidated Balance Sheets while the current portion of those indicated as liabilities are included in Accrued expenses and other current liabilities. The non-current portions indicated as assets or liabilities are included in the Consolidated Balance Sheets in Other assets or Other liabilities, respectively.

       The significant methods and assumptions used in estimating the fair values of derivative financial instruments are as follows:

       The fair value of interest rate swaps is calculated by discounting the future cash flows on the basis of the market interest rates applicable for the remaining term of the contract as of the balance sheet date. To determine the fair value of foreign exchange forward contracts, the contracted forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rates prevailing at the balance sheet date for the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

applicable currency. The fair value of the embedded derivative of the convertible bonds is calculated using the difference between the market value of the convertible bond and the market value of an adequate straight bond discounted with the market interest rates as of the reporting date.

       The Company includes its own credit risk for financial instruments deemed liabilities and counterparty credit risks for financial instruments deemed assets when measuring the fair value of derivative financial instruments.

The Effect of Derivatives on the Consolidated Financial Statements

	Amount of Gain or (Loss) Recognized in OCI on Derivatives (Effective Portion) for the nine months ended September 30,			Amount of (Gain) or Loss Reclassified from AOCI in Income (Effective Portion) for the nine months ended September 30,
			Location of (Gain) or Loss Reclassified from AOCI in Income (Effective Portion)
Derivatives in Cash Flow Hedging Relationships	2015	2014		2015	2014
Interest rate contracts	$8,168	$14,791	Interest income/expense	$21,675	$20,483
Foreign exchange contracts	(2,528)	(20,853)	Costs of Revenue	16,256	4,183

	$5,640	$(6,062)		$37,931	$24,666

		Amount of (Gain) or Loss Recognized in Income on Derivatives for the nine months ended September 30,
	Location of (Gain) or Loss Recognized in Income on Derivative
Derivatives not Designated as Hedging Instruments		2015	2014
Foreign exchange contracts	Selling, general and administrative expense	$(48,552)	$(39,324)
Foreign exchange contracts	Interest income/expense	8,555	6,868

		$(39,997)	$(32,456)

       For foreign exchange derivatives, the Company expects to recognize $4,574 of losses deferred in AOCI at September 30, 2015, in earnings during the next twelve months.

       The Company expects to incur additional interest expense of $21,912 over the next twelve months which is currently deferred in AOCI. This amount reflects the projected amortization of the settlement amount of the terminated swaps and the current fair value of the additional interest payments resulting from the interest rate swaps maturing between 2016 and 2019 at September 30, 2015.

       At September 30, 2015, the Company had foreign exchange derivatives with maturities of up to 20 months and interest rate swaps with maturities of up to 49 months.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

14.    Other Comprehensive Income (Loss)

       Changes in AOCI, net of tax, by component for the nine months ended September 30, 2015 and 2014 are as follows:

	Gain (Loss) related to cash flow hedges	Actuarial gain (loss) on defined benefit pension plans	Gain (Loss) related to foreign- currency translation	Total, before non- controlling interests	Non- controlling interests	Total
Balance at December 31, 2013	$(121,856)	$(141,987)	$(286,744)	$(550,587)	$825	$(549,762)
Other comprehensive income (loss) before reclassifications	(4,287)	-	(203,099)	(207,386)	(3,579)	(210,965)
Amounts reclassified from AOCI	17,929	8,178	-	26,107	-	26,107

Other comprehensive income (loss) after reclassifications	13,642	8,178	(203,099)	(181,279)	(3,579)	(184,858)

Balance at September 30, 2014	$(108,214)	$(133,809)	$(489,843)	$(731,866)	$(2,754)	$(734,620)

Balance at December 31, 2014	$(103,277)	$(282,019)	$(702,447)	$(1,087,743)	$(5,261)	$(1,093,004)

Other comprehensive income (loss) before reclassifications	3,542	-	(247,256)	(243,714)	(3,692)	(247,406)
Amounts reclassified from AOCI	27,517	16,347	-	43,864	-	43,864

Other comprehensive income (loss) after reclassifications	31,059	16,347	(247,256)	(199,850)	(3,692)	(203,542)

Balance at September 30, 2015	$(72,218)	$(265,672)	$(949,703)	$(1,287,593)	$(8,953)	$(1,296,546)

       Reclassifications out of AOCI for the nine months ended September 30, 2015 and 2014 are as follows:

	Amount of (Gain) Loss reclassified from AOCI in Income
			Location of (Gain) Loss reclassified from AOCI in Income
Details about AOCI Components
	2015	2014
(Gain) Loss related to cash flow hedges
Interest rate contracts	$21,675	$20,483	Interest income/expense
Foreign exchange contracts	16,256	4,183	Costs of Revenue

	37,931	24,666	Total before tax

	(10,414)	(6,737)	Tax expense or benefit

	$27,517	$17,929	Net of tax

Actuarial (Gain) Loss on defined benefit pension plans
Amortization of unrealized (gain) loss	25,995	12,959	(1)

	25,995	12,959	Total before tax

	(9,648)	(4,781)	Tax expense or benefit

	$16,347	$8,178	Net of tax

Total reclassifications for the period	$43,864	$26,107	Net of tax

(1) Included in the computation of net periodic pension cost (see Note 9 for additional details).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

15.    Segment and Corporate Information

       In 2015, the Company increased its operating segments from three to four segments to align with the way in which it is currently managed. The operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. Accordingly, the two reporting segments disclosed in prior years (the North America Segment and the International Segment, which was comprised of EMEA, Asia-Pacific and Latin America) have now been reclassified into four reporting segments during 2015.

       Management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate U.S. GAAP measures are revenue, operating income and operating income margin. The Company does not include income taxes as it believes this is outside the segments' control. Financing is a corporate function, which the Company's segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measurement. Similarly, the Company does not allocate certain costs, which relate primarily to certain headquarter overhead charges, including accounting and finance, because the Company believes that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement related to production are centrally managed at Corporate. The Company's global research and development is also centrally managed at Corporate. These Corporate activities do not fulfill the definition of a segment. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenues for the product transfers and their elimination are recorded as Corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but are accounted for as Corporate.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

       Information pertaining to the Company's segment and Corporate activities for the three and nine months ended September 30, 2015 and 2014 is set forth below.

	North America Segment	EMEA Segment	Asia-Pacific Segment	Latin America Segment	Segment Total	Corporate	Total
Three months ended September 30, 2015
Net revenue external customers	$3,012,532	$658,875	$377,981	$175,573	$4,224,961	$6,390	$4,231,351
Inter - segment revenue	1,646	-	2	148	1,796	(1,796)	-

Revenue	3,014,178	658,875	377,983	175,721	4,226,757	4,594	4,231,351

Operating income(1)	515,465	129,822	67,552	(8,170)	704,669	(91,139)	613,530

Depreciation and amortization	(100,842)	(28,207)	(11,070)	(2,326)	(142,445)	(37,393)	(179,838)

Income (loss) from equity method investees	6,873	1,101	652	411	9,037	-	9,037
Capital expenditures, acquisitions and investments	140,126	53,235	9,530	14,144	217,035	77,667	294,702
Three months ended September 30, 2014(2)
Net revenue external customers	$2,709,738	$784,011	$386,888	$214,683	$4,095,320	$17,442	$4,112,762
Inter - segment revenue	2,858	-	-	-	2,858	(2,858)	-

Revenue	2,712,596	784,011	386,888	214,683	4,098,178	14,584	4,112,762

Operating income	413,203	150,844	89,889	27,783	681,719	(91,795)	589,924

Depreciation and amortization	(92,389)	(32,850)	(11,088)	(4,372)	(140,699)	(36,662)	(177,361)

Income (loss) from equity method investees	1,966	1,013	166	306	3,451	-	3,451
Capital expenditures, acquisitions and investments	687,452	33,074	10,968	30,611	762,105	79,021	841,126
Nine months ended September 30, 2015
Net revenue external customers	$8,729,595	$1,955,537	$1,107,119	$576,145	$12,368,396	$21,618	$12,390,014
Inter - segment revenue	4,472	-	20	392	4,884	(4,884)	-

Revenue	8,734,067	1,955,537	1,107,139	576,537	12,373,280	16,734	12,390,014

Operating Income(1)	1,283,782	405,320	219,098	25,398	1,933,598	(268,705)	1,664,893

Depreciation and amortization	(298,911)	(85,349)	(33,505)	(11,375)	(429,140)	(107,511)	(536,651)

Income (loss) from equity method investees	15,383	3,983	1,848	824	22,038	-	22,038
Total assets	17,158,827	3,452,518	1,757,895	620,685	22,989,925	2,424,298	25,414,223
thereof investments in equity method investees	291,323	238,542	111,784	26,050	667,699	-	667,699
Capital expenditures, acquisitions and investments(3)	427,529	125,419	33,465	25,045	611,458	201,586	813,044
Nine months ended September 30, 2014(2)
Net revenue external customers	$7,623,632	$2,305,992	$938,185	$598,922	$11,466,731	$44,425	$11,511,156
Inter - segment revenue	6,407	-	-	-	6,407	(6,407)	-

Revenue	7,630,039	2,305,992	938,185	598,922	11,473,138	38,018	11,511,156

Operating Income	1,149,478	446,941	179,019	66,011	1,841,449	(250,357)	1,591,092

Depreciation and amortization	(267,211)	(98,677)	(27,195)	(13,771)	(406,854)	(106,633)	(513,487)

Income (loss) from equity method investees	16,335	3,961	713	933	21,942	-	21,942
Total assets	15,581,180	3,775,558	1,803,088	741,221	21,901,047	2,351,529	24,252,576
thereof investments in equity method investees	280,444	246,819	123,671	28,575	679,509	-	679,509
Capital expenditures, acquisitions and investments(4)	1,175,701	155,121	107,834	57,069	1,495,725	199,357	1,695,082

(1) On July 1, 2015, the Company completed the sale of its clinics in Venezuela to a third party. The purchase price for these clinics was $7,500, which resulted in a loss of approximately $26,292 before tax (approximately $26,923 after tax). The loss is primarily included in Selling, general and administrative costs line item of the Consolidated Income Statements.

(2) Prior year information was adjusted to conform to the current year's presentation due to the disaggregation of the International Segment disclosed previously into the EMEA Segment, Asia-Pacific Segment and Latin America Segment.

(3) North America, EMEA, Asia-Pacific, Latin America and Corporate acquisitions and investments exclude $2,600, $21,195, $36,273, $246 and $7,926, respectively, of non-cash acquisitions and investments for 2015.

(4) North America, EMEA, Asia-Pacific and Latin America acquisitions exclude $25,905, $3,435, $162,408 and $4,773, respectively, of non-cash acquisitions for 2014.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

16.    Supplementary Cash Flow Information

       The following additional information is provided with respect to the Consolidated Statements of Cash Flows:

	For the nine months ended September 30,
	2015	2014
Supplementary cash flow information:
Cash paid for interest	$317,554	$353,381

Cash paid for income taxes(1)	$372,711	$521,791

Cash inflow for income taxes from stock option exercises(2)	$13,859	$6,495

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$(159,535)	$(1,350,681)
Liabilities assumed	35,233	364,086
Noncontrolling interest subject to put provisions	8,358	3,558
Noncontrolling interest	956	97,209
Non-cash consideration	49,324	11,608

Cash paid	(65,664)	(874,220)
Less cash acquired	3,316	92,580

Net cash paid for acquisitions	(62,348)	(781,640)
Cash paid for investments	(78,372)	(258,146)
Cash paid for intangible assets	(24,974)	(8,925)

Total cash paid for acquisitions and investments, net of cash acquired, and purchases of intangible assets	$(165,694)	$(1,048,711)

(1) Net of tax refund.

(2) Thereof the excess tax benefit allocated to additional paid-in capital for the nine months ended September 30, 2015 and 2014 was $10,456 and $2,898, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

17.    Supplemental Condensed Combining Information

       FMC Finance III, a former wholly-owned subsidiary of the Company, issued 6 7/8% Senior Notes due 2017 in July 2007. On June 20, 2011, Fresenius Medical Care US Finance, Inc. ("US Finance") acquired substantially all of the assets of FMC Finance III and assumed its obligations, including the 6 7/8% Senior Notes and the related indenture. The 6 7/8% Senior Notes are fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by FMCH and D-GmbH, together the ("Guarantor Subsidiaries"). The 6 7/8% Senior Notes and related guarantees were issued in an exchange offer registered under the Securities Act of 1933. The financial statements in this report present the financial condition, results of operations and cash flows of the Company, on a consolidated basis at September 30, 2015 and December 31, 2014 and for the nine-months periods ended September 30, 2015 and 2014. The following combining financial information for the Company is at September 30, 2015 and December 31, 2014 and for the nine-months periods ended September 30, 2015 and 2014, segregated between FMC US Finance as issuer, the Company, D-GmbH and FMCH as guarantors, and the Company's other businesses (the "Non-Guarantor Subsidiaries"). For purposes of the condensed combining information, the Company and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	For the nine months ended September 30, 2015
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net revenue	$-	$-	$1,391,965	$-	$13,234,250	$(2,236,201)	$12,390,014
Cost of revenue	-	-	893,319	-	9,870,460	(2,236,844)	8,526,935

Gross profit	-	-	498,646	-	3,363,790	643	3,863,079

Operating expenses (income):
Selling, general and administrative(1)	-	141,963	148,544	170,985	1,629,919	6,415	2,097,826
Research and development	-	-	53,941	-	46,419	-	100,360

Operating (loss) income	-	(141,963)	296,161	(170,985)	1,687,452	(5,772)	1,664,893

Other (income) expense:
Interest, net	(5,236)	153,670	(3,182)	170,360	(12,112)	11	303,511
Other, net	-	(1,015,723)	201,874	(598,506)	-	1,412,355	-

Income (loss) before income taxes	5,236	720,090	97,469	257,161	1,699,564	(1,418,138)	1,361,382
Income tax expense (benefit)	1,900	7,454	89,153	(134,661)	639,635	(161,814)	441,667

Net Income (loss)	3,336	712,636	8,316	391,822	1,059,929	(1,256,324)	919,715
Net Income attributable to noncontrolling interests	-	-	-	-	207,079	-	207,079

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$3,336	$712,636	$8,316	$391,822	$852,850	$(1,256,324)	$712,636

(1) Selling, general and administrative is presented net of income from equity method investees.

	For the nine months ended September 30, 2014
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net revenue	$-	$-	$1,642,785	$-	$12,534,090	$(2,665,719)	$11,511,156
Cost of revenue	-	-	1,050,811	-	9,513,473	(2,634,766)	7,929,518

Gross profit	-	-	591,974	-	3,020,617	(30,953)	3,581,638

Operating expenses (income):
Selling, general and administrative(1)	-	138,756	125,419	73,380	1,517,138	44,890	1,899,583
Research and development	-	-	55,608	-	35,355	-	90,963

Operating (loss) income	-	(138,756)	410,947	(73,380)	1,468,124	(75,843)	1,591,092

Other (income) expense:
Interest, net	(5,194)	182,173	(3,824)	137,678	(17,063)	-	293,770
Other, net	-	(1,054,763)	309,955	(570,440)	-	1,315,248	-

Income (loss) before income taxes	5,194	733,834	104,816	359,382	1,485,187	(1,391,091)	1,297,322
Income tax expense (benefit)	1,877	23,887	104,570	(83,262)	594,724	(201,502)	440,294

Net Income (loss)	3,317	709,947	246	442,644	890,463	(1,189,589)	857,028
Net Income attributable to noncontrolling interests	-	-	-	-	-	147,081	147,081

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$3,317	$709,947	$246	$442,644	$890,463	$(1,336,670)	$709,947

(1) Selling, general and administrative is presented net of income from equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	For the nine months ended September 30, 2015
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	$3,336	$712,636	$8,316	$391,822	$1,059,929	$(1,256,324)	$919,715

Gain (loss) related to cash flow hedges	-	29,944	-	-	13,627	-	43,571
Actuarial gain (loss) on defined benefit pension plans	-	296	5,360	19,800	539	-	25,995
Gain (loss) related to foreign currency translation	-	(118,003)	(47,431)	-	(101,599)	16,085	(250,948)
Income tax (expense) benefit related to components of other comprehensive income	-	(8,685)	(1,588)	(7,811)	(4,076)	-	(22,160)

Other comprehensive income (loss), net of tax	-	(96,448)	(43,659)	11,989	(91,509)	16,085	(203,542)

Total comprehensive income	$3,336	$616,188	$(35,343)	$403,811	$968,420	$(1,240,239)	$716,173
Comprehensive income attributable to noncontrolling interests	-	-	-	-	-	203,387	203,387

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$3,336	$616,188	$(35,343)	$403,811	$968,420	$(1,443,626)	$512,786

	For the nine months ended September 30, 2014
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	$3,317	$709,947	$246	$442,644	$890,463	$(1,189,589)	$857,028

Gain (loss) related to cash flow hedges	-	35,416	-	-	(16,812)	-	18,604
Actuarial gain (loss) on defined benefit pension plans	-	148	2,809	9,718	284	-	12,959
Gain (loss) related to foreign currency translation	-	332,786	(65,579)	-	(480,019)	6,134	(206,678)
Income tax (expense) benefit related to components of other comprehensive income	-	(10,041)	(820)	(3,834)	4,952	-	(9,743)

Other comprehensive income (loss), net of tax	-	358,309	(63,590)	5,884	(491,595)	6,134	(184,858)

Total comprehensive income	$3,317	$1,068,256	$(63,344)	$448,528	$398,868	$(1,183,455)	$672,170
Comprehensive income attributable to noncontrolling interests	-	-	-	-	-	143,502	143,502

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$3,317	$1,068,256	$(63,344)	$448,528	$398,868	$(1,326,957)	$528,668

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	At September 30, 2015
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non- Guarantor Subsidiaries	Combining Adjustment	Combined Total
Current assets:
Cash and cash equivalents	$1	$16	$6,102	$-	$621,219	$(5,961)	$621,377
Trade accounts receivable, less allowance for doubtful accounts	-	-	172,092	-	3,117,251	727	3,290,070
Accounts receivable from related parties	1,248,695	980,447	808,608	2,463,888	3,896,702	(9,224,575)	173,765
Inventories	-	-	230,715	-	1,238,812	(149,242)	1,320,285
Prepaid expenses and other current assets	-	62,290	66,656	833	949,361	32,850	1,111,990
Deferred taxes	-	-	-	-	280,917	(38,748)	242,169

Total current assets	1,248,696	1,042,753	1,284,173	2,464,721	10,104,262	(9,384,949)	6,759,656
Property, plant and equipment, net	-	521	261,445	-	3,174,772	(103,307)	3,333,431
Intangible assets	-	1,665	55,896	-	784,142	(79)	841,624
Goodwill	-	-	51,039	-	12,986,378	-	13,037,417
Deferred taxes	-	91,950	37,176	-	124,776	(110,084)	143,818
Other assets and notes receivables(1)	-	13,718,356	44,488	13,639,766	6,470,154	(32,574,487)	1,298,277

Total assets	$1,248,696	$14,855,245	$1,734,217	$16,104,487	$33,644,484	$(42,172,906)	$25,414,223

Current liabilities:
Accounts payable	$-	$605	$34,699	$-	$547,372	$-	$582,676
Accounts payable to related parties	-	1,501,564	608,053	1,650,142	5,865,494	(9,424,919)	200,334
Accrued expenses and other current liabilities	11,833	96,714	150,809	9,883	2,034,759	2,440	2,306,438
Short-term borrowings	-	5,961	-	-	100,919	(5,961)	100,919
Short-term borrowings from related parties	-	279,595	-	-	(215,290)	-	64,305
Current portion of long-term debt and capital lease obligations	-	40,230	-	200,000	336,392	-	576,622
Income tax payable	-	4,953	-	-	52,428	11,631	69,012
Deferred taxes	-	342	11,231	-	65,552	(42,454)	34,671

Total current liabilities	11,833	1,929,964	804,792	1,860,025	8,787,626	(9,459,263)	3,934,977
Long term debt and capital lease obligations, less current portion	1,158,836	764,177	-	2,150,763	7,051,951	(2,774,861)	8,350,866
Long term borrowings from related parties	-	2,398,633	-	2,719,324	56,076	(5,174,033)	-
Other liabilities	-	107,689	1,032	437,311	(136,114)	34,589	444,507
Pension liabilities	-	15,887	314,392	-	283,313	6,238	619,830
Income tax payable	717	10,182	-	-	29,949	114,844	155,692
Deferred taxes	-	-	-	-	733,419	(27,810)	705,609

Total liabilities	1,171,386	5,226,532	1,120,216	7,167,423	16,806,220	(17,280,296)	14,211,481
Noncontrolling interests subject to put provisions and other temporary equity	-	-	0	-	960,096	-	960,096
Redeemable Preferred Stock	-	-	-	235,141	(235,141)	-	-
Total FMC-AG & Co. KGaA shareholders' equity	77,310	9,628,713	614,001	8,701,923	15,499,376	(24,892,610)	9,628,713
Noncontrolling interests not subject to put provisions	-	-	-	-	613,933	-	613,933

Total equity	77,310	9,628,713	614,001	8,701,923	16,113,309	(24,892,610)	10,242,646

Total liabilities and equity	$1,248,696	$14,855,245	$1,734,217	$16,104,487	$33,644,484	$(42,172,906)	$25,414,223

(1) Other assets and notes receivables are presented net of investment in equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	At December 31, 2014
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non- Guarantor Subsidiaries	Combining Adjustment	Combined Total
Current assets:
Cash and cash equivalents	$1	$117	$5,722	$-	$628,015	$-	$633,855
Trade accounts receivable, less allowance for doubtful accounts	-	-	165,090	-	3,037,010	1,555	3,203,655
Accounts receivable from related parties	1,266,916	5,558,131	840,302	2,570,654	3,544,817	(13,587,595)	193,225
Inventories	-	-	231,127	-	1,038,591	(154,164)	1,115,554
Prepaid expenses and other current assets	-	76,846	43,387	183	1,182,301	30,350	1,333,067
Deferred taxes	-	-	-	-	290,064	(44,710)	245,354

Total current assets	1,266,917	5,635,094	1,285,628	2,570,837	9,720,798	(13,754,564)	6,724,710
Property, plant and equipment, net	-	566	260,662	-	3,147,750	(118,798)	3,290,180
Intangible assets	-	945	64,679	-	799,958	3,829	869,411
Goodwill	-	-	55,312	-	13,026,868	-	13,082,180
Deferred taxes	-	81,555	38,291	-	129,927	(108,721)	141,052
Other assets and notes receivables(1)	-	9,154,819	45,297	13,267,706	6,662,384	(27,790,638)	1,339,568

Total assets	$1,266,917	$14,872,979	$1,749,869	$15,838,543	$33,487,685	$(41,768,892)	$25,447,101

Current liabilities:
Accounts payable	$-	$1,844	$34,798	$-	$536,542	$-	$573,184
Accounts payable to related parties	-	1,452,812	587,677	1,662,032	10,232,251	(13,794,041)	140,731
Accrued expenses and other current liabilities	29,771	61,367	141,392	9,240	1,982,051	(26,576)	2,197,245
Short-term borrowings	-	1	-	-	132,692	-	132,693
Short-term borrowings from related parties	-	-	-	-	5,357	-	5,357
Current portion of long-term debt and capital lease obligations	-	55,391	-	200,000	58,216	-	313,607
Income tax payable	-	13,663	-	-	66,024	-	79,687
Deferred taxes	-	1,573	7,992	-	47,555	(22,333)	34,787

Total current liabilities	29,771	1,586,651	771,859	1,871,272	13,060,688	(13,842,950)	3,477,291
Long term debt and capital lease obligations, less current portion	1,162,534	855,029	-	2,335,992	7,783,062	(3,056,340)	9,080,277
Long term borrowings from related parties	-	2,891,256	-	2,833,854	72,505	(5,797,615)	-
Other liabilities	-	70,823	1,615	170,149	147,015	22,374	411,976
Pension liabilities	-	14,872	324,156	-	296,531	6,759	642,318
Income tax payable	637	11,035	-	-	48,370	117,559	177,601
Deferred taxes	-	-	-	-	831,050	(26,441)	804,609

Total liabilities	1,192,942	5,429,666	1,097,630	7,211,267	22,239,221	(22,576,654)	14,594,072
Noncontrolling interests subject to put provisions and other temporary equity	-	-	0	-	824,658	-	824,658
Redeemable Preferred Stock	-	-	-	235,141	(235,141)	-	-
Total FMC-AG & Co. KGaA shareholders' equity	73,975	9,443,313	652,239	8,392,135	10,073,889	(19,192,238)	9,443,313
Noncontrolling interests not subject to put provisions	-	-	-	-	585,058	-	585,058

Total equity	73,975	9,443,313	652,239	8,392,135	10,658,947	(19,192,238)	10,028,371

Total liabilities and equity	$1,266,917	$14,872,979	$1,749,869	$15,838,543	$33,487,685	$(41,768,892)	$25,447,101

(1) Other assets and notes receivables are presented net of investment in equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	For the nine months ended September 30, 2015
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non- Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$3,336	$712,636	$8,316	$391,822	$1,059,929	$(1,256,324)	$919,715
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	-	(612,421)	-	(598,506)	-	1,210,927	-
Depreciation and amortization	-	410	37,935	-	477,116	21,191	536,652
Change in deferred taxes, net	-	(23,269)	415	-	(77,168)	(3,181)	(103,203)
(Gain) loss on sale of fixed assets and investments	-	(12)	(81)	-	(5,084)	-	(5,177)
Compensation expense related to stock options	-	2,395	-	-	3,507	-	5,902
Investments in equity method investees, net	-	5,560	-	-	(16,282)	-	(10,722)
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	-	-	(22,366)	-	(251,675)	704	(273,337)
Inventories	-	-	(17,353)	-	(254,165)	5,923	(265,595)
Prepaid expenses and other current and non-current assets	-	39,897	(34,412)	173,705	105,446	81	284,717
Accounts receivable from / payable to related parties	19,611	396,217	(184,948)	145,164	(303,029)	28,657	101,672
Accounts payable, accrued expenses and other current and non-current liabilities	(17,939)	39,904	48,169	(1,071)	179,666	(1,111)	247,618
Income tax payable	80	(7,615)	-	(134,661)	97,808	17,870	(26,518)

Net cash provided by (used in) operating activities	5,088	553,702	(164,325)	(23,547)	1,016,069	24,737	1,411,724

Investing Activities:
Purchases of property, plant and equipment	-	(181)	(60,096)	-	(560,929)	(26,144)	(647,350)
Proceeds from sale of property, plant and equipment	-	26	322	-	10,819	-	11,167
Disbursement of loans to related parties	-	(314,328)	-	275,700	-	38,628	-
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	-	(76,823)	(572)	-	(132,688)	44,389	(165,694)
Proceeds from divestitures	-	20,652	-	-	42,513	(20,652)	42,513

Net cash provided by (used in) investing activities	-	(370,654)	(60,346)	275,700	(640,285)	36,221	(759,364)

Financing Activities:
Short-term borrowings, net	-	64,992	225,488	-	(250,724)	(5,961)	33,795
Long-term debt and capital lease obligations, net	(5,088)	(20,001)	-	(252,153)	57,149	(38,628)	(258,721)
Increase (decrease) of accounts receivable securitization program	-	-	-	-	(45,750)	-	(45,750)
Proceeds from exercise of stock options	-	53,375	-	-	13,859	-	67,234
Dividends paid	-	(263,244)	-	-	-	-	(263,244)
Capital increase (decrease)	-	-	-	-	22,330	(22,330)	-
Distributions to noncontrolling interest	-	-	-	-	(201,884)	-	(201,884)
Contributions from noncontrolling interest	-	-	-	-	34,299	-	34,299

Net cash provided by (used in) financing activities	(5,088)	(164,878)	225,488	(252,153)	(370,721)	(66,919)	(634,271)

Effect of exchange rate changes on cash and cash equivalents	-	(18,271)	(437)	-	(11,859)	-	(30,567)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	0	(101)	380	-	(6,796)	(5,961)	(12,478)
Cash and cash equivalents at beginning of period	1	117	5,722	-	628,015	-	633,855

Cash and cash equivalents at end of period	$1	$16	$6,102	$-	$621,219	$(5,961)	$621,377

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	For the nine months ended September 30, 2014
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non- Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$3,317	$709,947	$246	$442,644	$890,463	$(1,189,589)	$857,028
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	-	(487,488)	-	(570,440)	-	1,057,928	-
Depreciation and amortization	-	482	40,739	-	499,294	(27,028)	513,487
Change in deferred taxes, net	-	(18,882)	(1,153)	-	30,173	(8,481)	1,657
(Gain) loss on sale of fixed assets and investments	-	-	32	-	3,241	-	3,273
(Write Up) write-off loans from related parties	-	53,928	-	-	-	(53,928)	-
Compensation expense related to stock options	-	2,797	-	-	1,007	-	3,804
Investments in equity method investees, net	-	42,925	-	-	(17,732)	-	25,193
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	-	-	(11,456)	-	(90,977)	286	(102,147)
Inventories	-	-	(280)	-	(163,298)	30,873	(132,705)
Prepaid expenses and other current and non-current assets	-	28,109	6,870	75,459	13,634	(6,115)	117,957
Accounts receivable from / payable to related parties	19,617	(67,469)	333,305	89,728	(435,110)	78,100	18,171
Accounts payable, accrued expenses and other current and non-current liabilities	(17,938)	26,608	65,322	253	(21,972)	(627)	51,646
Income tax payable	(1,688)	(98,915)	-	(83,262)	84,714	15,607	(83,544)

Net cash provided by (used in) operating activities	3,308	192,042	433,625	(45,618)	793,437	(102,974)	1,273,820

Investing Activities:
Purchases of property, plant and equipment	-	(47)	(64,440)	-	(611,646)	29,762	(646,371)
Proceeds from sale of property, plant and equipment	-	-	232	-	7,400	-	7,632
Disbursement of loans to related parties	-	(263,141)	-	(216,214)	-	479,355	-
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	-	(222,187)	(11,793)	-	(1,048,035)	233,304	(1,048,711)
Proceeds from divestitures	-	-	-	-	3,661	-	3,661

Net cash provided by (used in) investing activities	-	(485,375)	(76,001)	(216,214)	(1,648,620)	742,421	(1,683,789)

Financing Activities:
Short-term borrowings, net	-	309,671	(356,947)	-	329,362	-	282,086
Long-term debt and capital lease obligations, net	(3,307)	190,998	-	261,832	527,573	(479,355)	497,741
Increase (decrease) of accounts receivable securitization program	-	-	-	-	(94,000)	-	(94,000)
Proceeds from exercise of stock options	-	79,912	-	-	6,491	-	86,403
Dividends paid	-	(317,903)	-	-	(232)	232	(317,903)
Capital increase (decrease)	-	-	-	-	166,392	(166,392)	-
Distributions to noncontrolling interest	-	-	-	-	(177,810)	-	(177,810)
Contributions from noncontrolling interest	-	-	-	-	31,497	-	31,497

Net cash provided by (used in) financing activities	(3,307)	262,678	(356,947)	261,832	789,273	(645,515)	308,014

Effect of exchange rate changes on cash and cash equivalents	-	30,643	(441)	-	(23,520)	-	6,682

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	1	(12)	236	-	(89,430)	(6,068)	(95,273)
Cash and cash equivalents at beginning of period	0	13	4,490	-	672,206	6,068	682,777

Cash and cash equivalents at end of period	$1	$1	$4,726	$-	$582,776	$-	$587,504

Quantitative and Qualitative Disclosures About Market Risk

       During the period ended September 30, 2015, no material changes occurred to the information presented in Item 11 of the Company's Annual Report on Form 20-F for the year ended December 31, 2014, as amended.

 Controls and Procedures

       The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission and is required to provide an evaluation of the effectiveness of its disclosure controls and procedures, to disclose significant changes in its internal control over financial reporting, and to provide certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Securities and Exchange Commission (the "Commission") and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company's pooling agreement entered into for the benefit of the public holders of our shares. In connection with such voluntary reporting, the Company's management, including the Chief Executive Officer and the Chief Financial Officer of the Company's general partner, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded in connection with the furnishing of this report, that the Company's disclosure controls and procedures are designed to ensure that the information the Company is required to disclose in the reports filed or furnished under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and are effective to ensure that the information the Company is required to disclose in its reports is accumulated and communicated to the General Partner's Management Board, including the General Partner's Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

       During the three-month period ended September 30, 2015, our Audit and Corporate Governance Committee continued its investigation, with the assistance of independent counsel, into allegations of conduct outside of the North America Segment that may violate the U.S. Foreign Corrupt Practices Act or other anti-bribery laws. For information with respect to compliance investigations, see Note 12 of the Notes to the Consolidated Financial Statements (unaudited), "Commitments and Contingencies — Legal and Regulatory Matters — Other Litigation and Potential Exposures," presented elsewhere in this Report. The Company's independent counsel, in conjunction with the Company's Compliance Department, have reviewed the Company's anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws, and appropriate enhancements are being implemented.

 OTHER INFORMATION

Legal and Regulatory Matters

       The information in Note 12 of the Notes to Consolidated Financial Statements (Unaudited), "Commitments and Contingencies" presented elsewhere in this report is incorporated by this reference.

Exhibits

Exhibit No.

31.1
Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2
Certification of Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1
Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner and Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).
101
The following financial statements as of and for the nine-months period ended September 30, 2015 from FMC-AG & Co. KGaA's Report on Form 6-K for the month of October 2015, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders' Equity and (vi) Notes to Consolidated Financial Statements.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

       DATE: October 29, 2015

FRESENIUS MEDICAL CARE AG & Co. KGaA a partnership limited by shares, represented by:
FRESENIUS MEDICAL CARE MANAGEMENT AG, its general partner
By: /s/ RICE POWELL
Name:	Rice Powell
Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner
By: /s/ MICHAEL BROSNAN
Name:	Michael Brosnan
Title:	Chief Financial Officer and member of the Management Board of the General Partner